UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 1)

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☒	Definitive Proxy Statement

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☐	Soliciting Material under § 240.14a-12

QUALCOMM INCORPORATED

(Name of Registrant as Specified in Its Charter)

BROADCOM LIMITED

BROADCOM CORPORATION

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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January 5, 2018

To the Stockholders of Qualcomm:

On November 6, 2017, Broadcom Limited (“Broadcom”) announced a proposal (the “Proposed Transaction”) to acquire all of the outstanding shares of Qualcomm Incorporated (“Qualcomm”) common stock for per share consideration of $70.00, consisting of $60.00 in cash and $10.00 in Broadcom shares. Prior to and following our proposal on November 6, 2017, we have repeatedly expressed to Qualcomm our desire to enter into negotiations regarding a business combination that would provide substantial value to Qualcomm stockholders. However, the Qualcomm board of directors (the “Qualcomm Board”) has rejected our proposal and Qualcomm has been unwilling to engage with us.

We are sending you the enclosed proxy statement and accompanying BLUE proxy card or BLUE voting instruction form because we are soliciting proxies from Qualcomm’s stockholders to be used at the 2018 annual meeting of Qualcomm’s stockholders. At this annual meeting, eleven directors will be elected to serve for terms expiring at Qualcomm’s 2019 annual meeting, and certain other business will be transacted. Qualcomm has announced that the 2018 annual meeting will be held on March 6, 2018 at the Irwin M. Jacobs Qualcomm Hall, 5775 Morehouse Drive, San Diego, California 92121, at 8:00 a.m. Pacific Time, and that the record date for determining the holders of record of Qualcomm common stock who are entitled to vote at the 2018 annual meeting is the close of business on January 8, 2018.

As we describe in the accompanying proxy statement, we are proposing eleven independent, highly qualified candidates for election to the Qualcomm Board at the 2018 annual meeting of stockholders. We are seeking your support for the election of the eleven independent, highly qualified nominees to the Qualcomm Board because we believe that Qualcomm stockholders would be better served by these candidates than the current directors of Qualcomm who have refused to engage with us on a compelling, value-enhancing opportunity for Qualcomm stockholders. Specifically, as described in the enclosed proxy statement, despite our repeated attempts to engage in discussions with Qualcomm, the Qualcomm Board has rejected our compelling, value-enhancing proposal, notwithstanding our willingness to offer a substantial premium for Qualcomm shares, and the incumbent Qualcomm directors refuse to discuss our proposal with us.

We believe that you are entitled to have a board of directors that will, consistent with its fiduciary duties, exercise independent judgment and act in your best interests by engaging in good faith and constructive discussions with us regarding a business combination that has significant industrial logic and presents a compelling, value-enhancing opportunity for Qualcomm stockholders. We believe that your vote for the eleven independent nominees will send a clear and strong message to the Qualcomm Board to engage with Broadcom regarding a business combination, and, if the newly elected directors deem it appropriate in the exercise of their fiduciary duties, to approve the Proposed Transaction and/or another business combination with Broadcom.

To ensure continuity, Broadcom would support a decision by the eleven new directors, upon their election, to increase the size of the Qualcomm Board and reappoint Mark D. McLaughlin, Anthony J. “Tony” Vinciquerra and Jeffrey W. Henderson as directors.

We believe that you deserve a board of directors that is answerable to you and will act in your best interests. We urge you to send a strong message to Qualcomm by voting for the eleven independent nominees, showing that you want a board that will act in your best interests and engage with Broadcom regarding the Proposed Transaction and/or another business combination with Broadcom.

WHETHER OR NOT YOU PLAN TO ATTEND THE 2018 ANNUAL MEETING, WE URGE YOU TO VOTE FOR THE ELECTION OF THE BROADCOM NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE (OR BY SUBMITTING YOUR VOTING INSTRUCTIONS BY INTERNET OR TELEPHONE AS DESCRIBED ON THE ENCLOSED BLUE PROXY CARD) AS SOON AS POSSIBLE.

WE URGE YOU NOT TO SIGN OR RETURN QUALCOMM’S WHITE PROXY CARD OR OTHERWISE PROVIDE PROXIES SENT TO YOU BY QUALCOMM. IF YOU HAVE ALREADY RETURNED QUALCOMM’S WHITE PROXY CARD, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE BY RETURNING A LATER DATED BLUE PROXY CARD.

REMEMBER, IF YOU HOLD YOUR QUALCOMM SHARES WITH A BROKERAGE FIRM, BANK OR OTHER NOMINEE, THE BROKERAGE FIRM, BANK OR OTHER NOMINEE MUST VOTE YOUR QUALCOMM SHARES FOR YOU, BUT CAN DO SO ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, IF YOU HOLD YOUR QUALCOMM SHARES WITH A BROKERAGE FIRM, BANK OR OTHER NOMINEE, IT IS IMPORTANT THAT YOU PROMPTLY RETURN YOUR BLUE VOTING INSTRUCTION FORM TO YOUR BROKERAGE FIRM, BANK OR OTHER NOMINEE OR CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS TO HAVE YOUR SHARES VOTED FOR THE ELECTION OF THE BROADCOM NOMINEES.

If you have any questions or require any assistance in executing or delivering your BLUE proxy, please call our proxy solicitor, D.F. King & Co., Inc., at (800) 848-2998 (toll free) or (212) 269-5550 (collect).

Very truly yours,

Hock Tan

President and Chief Executive Officer

Broadcom Limited

2018 ANNUAL MEETING OF STOCKHOLDERS

OF

QUALCOMM INCORPORATED

PROXY STATEMENT

OF

BROADCOM LIMITED

BROADCOM CORPORATION

This proxy statement and the accompanying BLUE proxy card are being furnished to you by Broadcom Limited (“Broadcom Limited”), and its indirect subsidiary, Broadcom Corporation (“Broadcom Corporation”) (throughout this proxy statement, we sometimes refer to Broadcom Limited and Broadcom Corporation together as “Broadcom”, “we”, “our” or “us”), in connection with the solicitation of BLUE proxies from you, holders of shares of common stock, par value $0.0001 per share (“Qualcomm common stock”), of Qualcomm Incorporated (“Qualcomm”). Broadcom intends to vote such proxies at the annual meeting of Qualcomm’s stockholders, which Qualcomm has announced is scheduled to be held on March 6, 2018 at the Irwin M. Jacobs Qualcomm Hall, 5775 Morehouse Drive, San Diego, California 92121, at 8:00 a.m. Pacific Time, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the “Annual Meeting”), in order to take the following action:

1.	To elect each of Samih Elhage, Raul J. Fernandez, Michael S. Geltzeiler, Stephen J. Girsky, David G. Golden, Veronica M. Hagen, Julie A. Hill, John H. Kispert, Gregorio Reyes, Thomas S. Volpe and Harry L. You (each, a “Broadcom Nominee” and, collectively, the “Broadcom Nominees”) as directors to serve on the Qualcomm board of directors (the “Qualcomm Board”) to hold office until the next annual meeting of stockholders and until their respective successors are elected and qualified, in accordance with Qualcomm’s restated certificate of incorporation (“Certificate of Incorporation”) and amended and restated bylaws (“Bylaws”), to replace the eleven current directors of Qualcomm whose terms expire at the Annual Meeting (the “Nomination Proposal”).

2.	To amend the Bylaws to undo any amendment to the Bylaws adopted without stockholder approval up to and including the date of the Annual Meeting that changes the Bylaws in any way from the version that was publicly filed with the Securities and Exchange Commission (the “SEC”) on July 15, 2016 (the “Bylaw Proposal” and, together with the Nomination Proposal, the “Broadcom Proposals”).

In addition to soliciting proxies for the Nomination Proposal and the Bylaw Proposal, Broadcom is also soliciting proxies to take the following actions with respect to the other proposals that Qualcomm has announced will be voted on at the Annual Meeting (which are collectively referred to as the “Other Proposals”), each as set forth in Qualcomm’s definitive proxy statement for the Annual Meeting, as filed with the SEC on January 5, 2018 (the “Qualcomm proxy statement”):

3.	To ratify the selection of PricewaterhouseCoopers LLP as Qualcomm’s independent public accountants for its fiscal year ending September 30, 2018 (“Proposal 3”).

4.	To approve, on an advisory basis, compensation paid to Qualcomm’s named executive officers (“Proposal 4”).

5.	To approve an amendment to the Amended and Restated QUALCOMM Incorporated 2001 Employee Stock Purchase Plan, as amended, to increase the share reserve by 30,000,000 shares (“Proposal 5”).

6.	To approve an amendment to the Certificate of Incorporation to eliminate certain supermajority voting provisions relating to removal of directors (“Proposal 6”).

7.	To approve an amendment to the Certificate of Incorporation to eliminate certain supermajority voting provisions relating to amendments and obsolete provisions (“Proposal 7”).

8.	To approve an amendment to the Certificate of Incorporation to eliminate provisions requiring a supermajority vote for certain transactions with interested stockholders (“Proposal 8”).

Qualcomm has set the close of business on January 8, 2018, as the record date for determining stockholders entitled to vote at the Annual Meeting (the “record date”). The principal executive offices of Qualcomm are located at 5775 Morehouse Dr., San Diego, California 92121.

This proxy statement and the accompanying BLUE proxy card are first being sent or given to Qualcomm stockholders on or about January 5, 2018.

As of the date of this proxy statement, Broadcom does not know of any other business that will be presented at the Annual Meeting. If, however, other matters are properly presented at the Annual Meeting but were not known a reasonable time prior to the mailing of this proxy statement, and you have signed, dated and returned the enclosed BLUE proxy card (or submitted your voting instructions by Internet or telephone as described on the enclosed BLUE proxy card), the named proxies will vote the shares represented thereby in their discretion in relation to such business.

We believe that all of the Broadcom Nominees are highly qualified to serve as directors on the Qualcomm Board and are independent within the meaning of the listing standards of the NASDAQ Stock Market LLC (“NASDAQ”). In addition, we believe that all of the Broadcom Nominees are independent under the heightened independence standards applicable to audit or compensation committee members under the rules of NASDAQ and the SEC. None of the Broadcom Nominees are employed by or otherwise affiliated with Broadcom or any of Broadcom’s subsidiaries, or have any material relationship with Broadcom or any of its subsidiaries (except for the agreements described in the section entitled “Arrangements between Broadcom and the Broadcom Nominees” in this proxy statement). None of the Broadcom Nominees are employed by or otherwise affiliated with Qualcomm or any of its subsidiaries. The Broadcom Nominees have not made any commitment to us if elected.

Each of the Broadcom Nominees has specifically acknowledged that there is not, and cannot be, any agreement between such Broadcom Nominee and Broadcom regarding the decisions such Broadcom Nominee will make as a director of Qualcomm. Accordingly, we expect that the Broadcom Nominees will exercise their independent judgment in all matters before the Qualcomm Board in accordance with their fiduciary duties to Qualcomm and the Qualcomm stockholders and applicable law, including with respect to the Proposed Transaction (as defined below) or any other transaction.

On November 6, 2017, we announced a proposal to acquire all of the outstanding shares of Qualcomm common stock (the “Proposed Transaction”) for per share consideration of $70.00, consisting of $60.00 in cash and $10.00 in Broadcom shares.

We are seeking your support for the election of each of the Broadcom Nominees to the Qualcomm Board because we believe that Qualcomm stockholders would be better served by these candidates than the current directors of Qualcomm who have refused to engage with us on a compelling, value-enhancing opportunity for Qualcomm stockholders. Prior to and following our proposal on November 6, 2017, we have repeatedly expressed to Qualcomm our desire to enter into negotiations regarding a business combination that would provide substantial value to Qualcomm stockholders. However, the Qualcomm Board has rejected our proposal and Qualcomm has been unwilling to engage with us.

We nominated the Broadcom Nominees, submitted the Bylaw Proposal and are sending you this proxy statement and accompanying BLUE proxy card to give you a direct voice with respect to the Proposed Transaction.

-ii-

We believe the election of the Broadcom Nominees will demonstrate that the Qualcomm stockholders support the Proposed Transaction, and establish a Qualcomm Board that is more likely to act in your best interests. We believe that your vote for the Broadcom Nominees will send a clear and strong message to the Qualcomm Board to engage with Broadcom regarding the Proposed Transaction or another business combination with Broadcom, and, if the newly elected directors deem it appropriate in the exercise of their fiduciary duties, to approve the Proposed Transaction and/or another business combination with Broadcom.

In addition, the Bylaw Proposal will ensure that the Qualcomm stockholders’ rights are not limited in connection with any attempt by the Qualcomm Board to entrench itself at the expense of a compelling, value-enhancing transaction for the Qualcomm stockholders.

To ensure continuity, Broadcom would support a decision by the Broadcom Nominees, upon their election, to increase the size of the Qualcomm Board and reappoint Mark D. McLaughlin, Anthony J. “Tony” Vinciquerra and Jeffrey W. Henderson as directors.

According to the Qualcomm proxy statement, there were 1,480,385,450 shares of Qualcomm common stock outstanding as of January 2, 2018.

Each share of Qualcomm common stock is entitled to one vote per share.

The affirmative vote of a plurality of the votes cast is required to elect each of the Broadcom Nominees. To determine the number of votes cast with respect to election of the Broadcom Nominees, only those cast “FOR” are included. Abstentions, broker non-votes and “withheld” votes are counted only to determine whether a quorum is present at the meeting, are not considered votes cast, and thus will not affect the outcome of the vote on the election of directors, Proposal 3 (to ratify the selection of Qualcomm’s independent public accountants), Proposal 4 (advisory vote for approval of compensation paid to Qualcomm’s named executive officers) or Proposal 5 (approval of an amendment to Qualcomm’s 2001 Employee Stock Purchase Plan), but will have the effect as a vote against the Bylaw Proposal, Proposal 6 (elimination of certain supermajority voting provisions relating to removal of directors from the Certificate of Incorporation), Proposal 7 (elimination of certain supermajority voting provisions relating to amendments and obsolete provisions from the Certificate of Incorporation) and Proposal 8 (elimination of certain supermajority voting provisions for transactions with interested stockholders from the Certificate of Incorporation).

-iii-

IMPORTANT

WE ARE NOT ASKING YOU TO VOTE ON OR TO APPROVE OUR PROPOSAL FOR A BUSINESS COMBINATION BETWEEN BROADCOM AND QUALCOMM AT THIS TIME. HOWEVER, WE BELIEVE THAT A VOTE “FOR” EACH OF THE BROADCOM NOMINEES WILL SEND A CLEAR AND STRONG MESSAGE TO THE QUALCOMM BOARD THAT IT SHOULD GIVE PROPER CONSIDERATION TO OUR PROPOSAL AND MAY BE AN IMPORTANT STEP IN FACILITATING NEGOTIATIONS BETWEEN BROADCOM AND QUALCOMM WITH RESPECT TO A BUSINESS COMBINATION TRANSACTION.

THIS SOLICITATION IS BEING MADE BY BROADCOM AND NOT ON BEHALF OF THE QUALCOMM BOARD OR QUALCOMM’S MANAGEMENT.

WHETHER OR NOT YOU INTEND TO ATTEND THE ANNUAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. WE URGE YOU TO MAKE YOUR VIEWS CLEAR TO THE QUALCOMM BOARD BY AUTHORIZING A PROXY TO VOTE WITH RESPECT TO THE BROADCOM NOMINEES BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED BLUE PROXY CARD OR BLUE VOTING INSTRUCTION FORM AS SOON AS POSSIBLE.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW QUALCOMM SHARES YOU OWN.

If your shares of Qualcomm common stock are held in your own name, please authorize a proxy to vote by signing and returning the enclosed BLUE proxy card in the postage-paid envelope provided (or by submitting your voting instruction by Internet or telephone as described on the enclosed BLUE proxy card) as soon as possible.

If your shares of Qualcomm common stock are held in “street name” with a brokerage firm, bank or other nominee as of the close of business on the record date, only that brokerage firm, bank or other nominee can vote those shares and they may only do so upon receipt of your instructions on the enclosed BLUE voting instruction form to vote your Qualcomm shares. Accordingly, it is critical that you promptly give instructions to your brokerage firm, bank or other nominee to vote “FOR” the election of the Broadcom Nominees, “FOR” the approval of the Bylaw Proposal and to vote with respect to the Other Proposals. Please do so for each account you maintain.

This proxy statement is dated January 5, 2018. You should not assume that the information contained in this proxy statement is accurate as of any date other than such date, and the mailing of this proxy statement to Qualcomm stockholders shall not create any implication to the contrary. You are advised to read this proxy statement and other relevant documents when they become available because they contain, and will contain, important information.

If you have any questions about voting or if you require assistance, please contact Broadcom’s proxy solicitor:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-free: (800) 848-2998

Email: AVGO@dfking.com

-iv-

REASONS TO VOTE FOR BROADCOM NOMINEES AND BYLAW PROPOSAL		1

QUESTIONS AND ANSWERS RELATING TO THIS PROXY SOLICITATION		2

BACKGROUND OF THE SOLICITATION		9

PROPOSAL 1: ELECTION OF THE BROADCOM NOMINEES		14

PROPOSAL 2: BYLAW PROPOSAL		29

THE OTHER PROPOSALS		31

OTHER MATTERS		34

VOTING AND PROXY PROCEDURES		34

NO APPRAISAL OR DISSENTER’S RIGHTS		38

SOLICITATION OF PROXIES		38

CERTAIN INFORMATION REGARDING BROADCOM		39

STOCKHOLDER PROPOSALS FOR THE 2019 ANNUAL MEETING		40

CERTAIN ADDITIONAL INFORMATION		41

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS		42

ANNEX A:	Additional Information Regarding Broadcom, the Broadcom Nominees and Other Participants in the Solicitation and Certain Effects Related to the Solicitation	A-1

ANNEX B:	Security Ownership of Certain Beneficial Owners and Management of Qualcomm	B-1

ANNEX C:	Form of Nomination Agreement	C-1

ANNEX D:	Form of Non-Disclosure Agreement	D-1

REASONS TO VOTE FOR BROADCOM NOMINEES AND BYLAW PROPOSAL

Broadcom urges all holders of shares of Qualcomm common stock to vote “FOR” the election of each of the Broadcom Nominees and the Bylaw Proposal.

On November 6, 2017, we announced the Proposed Transaction, in which we would acquire Qualcomm for per share consideration of $70.00, consisting of $60.00 in cash and $10.00 in Broadcom shares. We are seeking your support for the election of each of the Broadcom Nominees to the Qualcomm Board because we believe that Qualcomm stockholders would be better served by these candidates than the current directors of Qualcomm who have refused to engage with us on a compelling, value-enhancing opportunity for Qualcomm stockholders. Prior to and following our proposal on November 6, 2017, we have repeatedly expressed to Qualcomm our desire to enter into negotiations regarding a business combination that would provide substantial value to Qualcomm stockholders. However, the Qualcomm Board has rejected our proposal and Qualcomm has been unwilling to engage with us.

We believe that a vote FOR the election of each of the Broadcom Nominees will send a clear and strong message to the Qualcomm Board that the Qualcomm stockholders want the Qualcomm Board to:

•	focus on creating stockholder value;

•	objectively evaluate the Proposed Transaction or any other business combination with Broadcom; and

•	engage with Broadcom regarding the Proposed Transaction or any other business combination with Broadcom that would deliver significant value to the Qualcomm stockholders.

The purpose of the Bylaw Proposal is to prevent the incumbent directors of Qualcomm from undermining Qualcomm’s corporate governance regime by amending the Bylaws whether in an attempt to impede the nomination or potential election of the Broadcom Nominees or otherwise.

QUESTIONS AND ANSWERS RELATING TO THIS PROXY SOLICITATION

The following are some of the questions you may have as a stockholder of Qualcomm, as well as our answers to those questions. The following is not a substitute for the information contained in this proxy statement, and the information contained below is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this proxy statement. We urge you to read this proxy statement carefully and in its entirety.

Who is making this solicitation?

The solicitation is being made by Broadcom Limited and Broadcom Corporation, and not by Qualcomm or Qualcomm management. Under the rules of the SEC, the Broadcom Nominees and certain of Broadcom Limited’s directors, executive officers and employees are or may be deemed to be participants in the solicitation.

Broadcom Limited is the successor to Avago Technologies Limited as a result of the business combination between Avago and Broadcom Corporation completed on February 1, 2016, at which time Broadcom Corporation became an indirect subsidiary of Broadcom Limited.

Broadcom is a leading designer, developer and global supplier of a broad range of semiconductor devices with a focus on complex digital and mixed signal complementary metal oxide semiconductor based devices and analog III-V based products. Broadcom has a history of innovation and offers thousands of products that are used in end products such as enterprise and data center networking, home connectivity, set-top boxes, broadband access, telecommunication equipment, smartphones, data center servers and storage systems, factory automation, power generation and alternative energy systems, and electronic displays.

For additional information regarding Broadcom, please see the section entitled “Certain Information Regarding Broadcom.” For information regarding directors, executive officers and certain employees of Broadcom who may assist in the solicitation of proxies, as well as the Broadcom Nominees, please see Annex A to this proxy statement.

Why are we soliciting your vote on the Broadcom Proposals?

We believe that the current members of the Qualcomm Board are not acting in your best interests.

On November 6, 2017, we announced the Proposed Transaction to acquire all of the outstanding shares of Qualcomm common stock for per share consideration of $70.00, consisting of $60.00 in cash and $10.00 in Broadcom shares.

We are seeking your support for the election of each of the Broadcom Nominees to the Qualcomm Board because we believe that Qualcomm stockholders would be better served by these candidates than the current directors of Qualcomm who have refused to engage with us on a compelling, value-enhancing opportunity for Qualcomm stockholders. Prior to and following our proposal on November 6, 2017, we have repeatedly expressed to Qualcomm our desire to enter into negotiations regarding a business combination that would provide substantial value to Qualcomm stockholders. However, the Qualcomm Board has rejected our proposal and Qualcomm has been unwilling to engage with us. A negotiated transaction with Qualcomm remains our strong preference. However, we intend to commence an exchange offer to acquire any and all of the outstanding shares of Qualcomm common stock if Qualcomm does not engage with us.

We believe that the election of the Broadcom Nominees will demonstrate that the Qualcomm stockholders support the Proposed Transaction and establish a Qualcomm Board that is more likely to act in your best interests. We believe that your vote for the Broadcom Nominees will send a clear and strong message to the Qualcomm Board to engage with Broadcom regarding the Proposed Transaction or another business combination with Broadcom, and, if the newly elected directors deem it appropriate in the exercise of their fiduciary duties, to approve the Proposed Transaction and/or another business combination with Broadcom.

Except as discussed in the section entitled “Proposal 2: Bylaw Proposal”, we are not currently aware of any Bylaws or Bylaw amendments that would be changed by the Bylaw Proposal, but we believe that it is in the best interests of Qualcomm and its stockholders that the Bylaws not be further amended by the Qualcomm Board without the approval of Qualcomm stockholders. The purpose of the Bylaw Proposal is to prevent the incumbent directors of Qualcomm from undermining Qualcomm’s corporate governance regime by amending the Bylaws whether in an attempt to impede the nomination or potential election of the Broadcom Nominees or otherwise.

What are we asking you to vote for?

We are asking you to vote FOR the following Broadcom Proposals:

1.	To elect each of Samih Elhage, Raul J. Fernandez, Michael S. Geltzeiler, Stephen J. Girsky, David G. Golden, Veronica M. Hagen, Julie A. Hill, John H. Kispert, Gregorio Reyes, Thomas S. Volpe and Harry L. You as directors to serve on the Qualcomm Board to hold office until the next annual meeting of stockholders and until their respective successors are elected and qualified, in accordance with Qualcomm’s Certificate of Incorporation and Bylaws, to replace the eleven current directors of Qualcomm whose terms expire at the Annual Meeting.

2.	To amend the Bylaws to undo any amendment of the Bylaws adopted without stockholder approval up to and including the date of the Annual Meeting that changes the Bylaws in any way from the version that was publicly filed with the SEC on July 15, 2016.

Please see the sections entitled “Proposal 1: Election of the Broadcom Nominees” and “Proposal 2: Bylaw Proposal” for a more complete description of the Broadcom Proposals and related matters.

We urge you to return the BLUE proxy card and vote FOR the election of our independent Broadcom Nominees and FOR the Bylaw Proposal.

What other matters are before the Qualcomm stockholders at the Annual Meeting?

At the Annual Meeting, stockholders will also be asked to consider the following matters:

•	Proposal 3: To ratify the selection of PricewaterhouseCoopers LLP as Qualcomm’s independent public accountants for its fiscal year ending September 30, 2018.

•	Proposal 4: To approve, on an advisory basis, compensation paid to Qualcomm’s named executive officers.

•	Proposal 5: To approve an amendment to the Amended and Restated QUALCOMM Incorporated 2001 Employee Stock Purchase Plan, as amended, to increase the share reserve by 30,000,000 shares.

•	Proposal 6: To approve an amendment to the Certificate of Incorporation to eliminate certain supermajority voting provisions relating to removal of directors.

•	Proposal 7: To approve an amendment to the Certificate of Incorporation to eliminate certain supermajority voting provisions relating to amendments and obsolete provisions.

•	Proposal 8: To approve an amendment to the Certificate of Incorporation to eliminate provisions requiring a supermajority vote for certain transactions with interested stockholders.

We recommend voting “FOR” Proposal 3, Proposal 6, Proposal 7 and Proposal 8, and we have no recommendation with respect to Proposal 4 or Proposal 5. Please see the section entitled “The Other Proposals” for a more complete description of the Other Proposals and related matters.

If I vote for the Broadcom Proposals, am I agreeing to a business combination between Qualcomm and Broadcom?

No. Although the election of the Broadcom Nominees to the Qualcomm Board is an important step toward a potential business combination between Qualcomm and Broadcom, we are not asking Qualcomm’s stockholders to consent to or vote on a merger with Broadcom or tender their shares into any exchange offer at this time. None of the Broadcom Nominees has committed to support the Proposed Transaction or any other business combination of Broadcom and Qualcomm, and we expect that the Broadcom Nominees will exercise their independent judgment in all matters before the Qualcomm Board in accordance with their fiduciary duties to Qualcomm and the Qualcomm stockholders and applicable law, including with respect to the Proposed Transaction or any other transaction.

Who are the Broadcom Nominees?

We are proposing that Samih Elhage, Raul J. Fernandez, Michael S. Geltzeiler, Stephen J. Girsky, David G. Golden, Veronica M. Hagen, Julie A. Hill, John H. Kispert, Gregorio Reyes, Thomas S. Volpe and Harry L. You serve on the Qualcomm Board as directors for one-year terms expiring at the next annual meeting of Qualcomm stockholders and until their successors are duly elected and qualified, in accordance with Qualcomm’s Certificate of Incorporation and Bylaws, to replace the eleven current directors of Qualcomm whose terms expire at the Annual Meeting.

Based on publicly available information, the Qualcomm Board currently consists of eleven directors, with the term of office expiring at the Annual Meeting. All directors are elected at each annual meeting to serve until the next annual meeting and until a successor is duly elected and qualified.

We believe all the Broadcom Nominees are highly qualified to serve as directors on the Qualcomm Board and are independent within the meaning of the listing standards of NASDAQ. In addition, we believe all the Broadcom Nominees are independent under the heightened independence standards applicable to audit or compensation committee members under the rules of NASDAQ and the SEC. Each Broadcom Nominee has a proven track record of accomplishment in his or her areas of expertise, and together they will bring significant technology sector, financial and operational experience to the Qualcomm Board. None of the Broadcom Nominees are employed by or otherwise affiliated with Broadcom or any of Broadcom’s subsidiaries, or have any material relationship with Broadcom or its subsidiaries (except for the agreements described in the section entitled “Arrangements between Broadcom and the Broadcom Nominees” in this proxy statement). None of the Broadcom Nominees are employed by or otherwise affiliated with Qualcomm or any of its subsidiaries. The Broadcom Nominees have not made any commitment to us if elected. Each of the Broadcom Nominees has specifically acknowledged that there is not, and cannot be, any agreement between such Broadcom Nominee and Broadcom regarding the decisions such Broadcom Nominee will make as a director of Qualcomm. Accordingly, we expect that the Broadcom Nominees will exercise their independent judgment in all matters before the Qualcomm Board in accordance with their fiduciary duties to Qualcomm and the Qualcomm stockholders and applicable law, including with respect to the Proposed Transaction or any other transaction.

The principal occupation, business experience and certain other information with respect to each Broadcom Nominee are set forth in this proxy statement under the section entitled “Proposal 1: Election of the Broadcom Nominees,” which we urge you to read.

Who can vote at the Annual Meeting?

Qualcomm has fixed the close of business on January 8, 2018, as the record date for determining the Qualcomm stockholders who will be entitled to vote at the Annual Meeting. Accordingly, if you own shares of Qualcomm common stock at the close of business on January 8, 2018, you have the right to vote on all matters presented for stockholder action at the Annual Meeting.

According to the Qualcomm proxy statement, there were 1,480,385,450 shares of Qualcomm common stock outstanding as of January 2, 2018. Each share of Qualcomm common stock is entitled to one vote on each matter properly brought before the meeting.

Many Qualcomm stockholders hold their shares through a brokerage firm, bank or other nominee, rather than directly in their own name. As summarized below, there are distinctions between shares held of record and those owned beneficially:

•	Stockholder of Record—If your shares are registered directly in your name, you are considered the stockholder of record of those shares. As the stockholder of record, you can submit your voting instructions by Internet, telephone or mail as described on the enclosed BLUE proxy card.

•	Beneficial Owner—If your shares are held by a brokerage firm, bank or other nominee, you are considered the beneficial owner of shares held in “street name.” In order for those shares to be voted at the Annual Meeting, you must provide your brokerage firm, bank or other nominee instructions to vote your Qualcomm shares. Please follow the instructions on the BLUE voting instruction form provided by your brokerage firm, bank or other nominee to direct them as to how to vote your Qualcomm shares at the Annual Meeting. You may vote your shares in person at the meeting only if you obtain a “legal” proxy from your brokerage firm, bank or other nominee. You also will be able to submit your voting instructions by Internet, telephone or mail as described on the enclosed BLUE voting instruction form.

What constitutes a quorum for the Annual Meeting?

The presence, in person or by proxy duly authorized, of the holders of a majority of the outstanding Qualcomm shares of stock entitled to vote is required to constitute a quorum. In the absence of a quorum, the Annual Meeting may be adjourned either by the chairman of the meeting or by the vote of the holders of a majority of the shares represented at the Annual Meeting (even though less than a quorum). Abstentions, broker non-votes and “withheld” votes are counted only to determine whether a quorum is present at the meeting, but are not considered votes cast, and thus will not affect the outcome of the vote on the election of directors, Proposal 3 (to ratify the selection of Qualcomm’s independent public accountants), Proposal 4 (advisory vote for approval of compensation paid to Qualcomm’s named executive officers) or Proposal 5 (approval of an amendment to Qualcomm’s 2001 Employee Stock Purchase Plan), but will have the effect as a vote against the Bylaw Proposal, Proposal 6 (elimination of certain supermajority voting provisions relating to removal of directors from the Certificate of Incorporation), Proposal 7 (elimination of certain supermajority voting provisions and obsolete provisions from the Certificate of Incorporation) and Proposal 8 (elimination of certain supermajority voting provisions for transactions with interested stockholders from the Certificate of Incorporation).

How many votes must be voted in favor of the Broadcom Nominees to elect them?

The affirmative vote of a plurality of the votes cast is required to elect each of the Broadcom Nominees. Accordingly, at the Annual Meeting, the eleven nominees who receive the greatest number of votes cast by Qualcomm’s stockholders will be elected as directors.

How many votes must be voted in favor of the Bylaw Proposal for it to pass?

The Bylaws provide that they may be altered or amended or new bylaws adopted by the affirmative vote of at least 66 2/3% of the voting power of all of the then-outstanding shares of voting stock of Qualcomm entitled to vote generally in the election of directors (the “Qualcomm voting stock”) (which currently consists only of Qualcomm common stock).

How many votes must be voted in favor of the Other Proposals to be voted upon at the Annual Meeting for them to pass?

The votes required to approve each of the Other Proposals to be considered by Qualcomm stockholders at the Annual Meeting are as follows:

•	Proposal 3: The affirmative vote of a majority of the votes cast is required to ratify the selection of PricewaterhouseCoopers LLP as Qualcomm’s independent registered public accountants described in the Qualcomm proxy statement.

•	Proposal 4: The affirmative vote of a majority of the votes cast is required for the approval of the advisory vote on compensation paid to Qualcomm’s named executive officers described in the Qualcomm proxy statement.

•	Proposal 5: The affirmative vote of a majority of the votes cast is required to approve the amendment to the Amended and Restated QUALCOMM Incorporated 2001 Employee Stock Purchase Plan.

•	Proposal 6: The affirmative vote of the holders of at least 66 2/3% of the outstanding shares of Qualcomm voting stock (which currently consists only of Qualcomm common stock) is required to approve the amendments to the Certificate of Incorporation to eliminate certain supermajority provisions relating to removal of directors.

•	Proposal 7: The affirmative vote of the holders of at least 66 2/3% of the outstanding shares of Qualcomm voting stock (which currently consists only of Qualcomm common stock) is required to approve the amendments to the Certificate of Incorporation to eliminate certain supermajority provisions relating to amendments and obsolete provisions.

•	Proposal 8: The affirmative vote of the holders of at least 66 2/3% of the outstanding shares of Qualcomm voting stock (which currently consists only of Qualcomm common stock) is required to approve the amendments to the Certificate of Incorporation to eliminate certain interested stockholder provisions.

How may Qualcomm’s stockholders vote their shares?

You can vote your shares of Qualcomm common stock for the election of the Broadcom Nominees, the approval of the Bylaw Proposal and the Other Proposals in one of four ways:

•	By Telephone—Submit a proxy by telephone by following the voting instructions on the enclosed BLUE proxy card or BLUE voting instruction form. Your telephone vote authorizes the proxies to vote your shares of Qualcomm common stock in the same manner as if you had signed and returned a BLUE proxy card or BLUE voting instruction form.

•	By Internet—Submit a proxy via the Internet by following the voting instructions on the enclosed BLUE proxy card or BLUE voting instruction form. Internet voting procedures are designed to authenticate your identity, allow you to have your shares of Qualcomm common stock voted and confirm that your instructions have been properly recorded. Your submission of a proxy by Internet authorizes the proxies to vote your shares of Qualcomm common stock in the same manner as if you had signed and returned a BLUE proxy card or BLUE voting instruction form.

•	By Mail—Sign, date and promptly mail the enclosed BLUE proxy card or BLUE voting instruction form in the enclosed postage-paid envelope.

•	In Person—Stockholders of record may vote shares held in their name in person at the Annual Meeting. Shares for which a stockholder is the beneficial owner but not the stockholder of record may be voted in person at the Annual Meeting only if such stockholder is able to obtain a “legal” proxy from the brokerage firm, bank or other nominee that holds the stockholder’s shares.

Please note that if your shares of Qualcomm common stock are held in “street name” by a brokerage firm, bank or other nominee, you must follow the instructions set forth in the BLUE voting instruction form provided by your brokerage firm, bank or other nominee to vote your Qualcomm shares.

We urge you NOT to sign or return Qualcomm’s WHITE proxy card or otherwise provide proxies sent to you by Qualcomm. If you have already done so and your shares are registered in your name, you may revoke your previously signed proxy by signing and returning a later-dated BLUE proxy card in the enclosed postage-paid envelope, by submitting a proxy by telephone or Internet (instructions appear on your BLUE proxy card), by attending the Annual Meeting and voting in person or by delivering a written notice of revocation to Broadcom c/o D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005 or the corporate secretary of Qualcomm. Only your latest dated proxy or your vote in person at the Annual Meeting will be counted.

Please note that if your shares of Qualcomm common stock are held in “street name” by a brokerage firm, bank or other nominee, you must follow the instructions set forth in the BLUE voting instruction form provided by your brokerage firm, bank or other nominee to revoke your earlier vote.

Owners of shares of Qualcomm common stock as of the close of business on the record date are urged to submit a BLUE proxy card or BLUE voting instruction form, even if your shares were sold after the record date.

How can the proxies be revoked?

A stockholder of record may revoke or change his or her proxy instructions, including proxies already given to Qualcomm (including Qualcomm’s WHITE proxy cards), at any time prior to the vote at the Annual Meeting by:

•	submitting a later-dated proxy by telephone or Internet as to how you would like your shares voted (instructions are on your BLUE proxy card);

•	submitting a properly executed, later-dated BLUE proxy card;

•	attending the Annual Meeting and revoking any previously submitted proxy by voting in person by written ballot (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy); or

•	delivering written notice of revocation either to Broadcom c/o D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, or Qualcomm’s Corporate Secretary at Qualcomm, 5775 Morehouse Drive, N-520I, San Diego, California 92121-1714, Attention: Corporate Secretary, or any other address provided by Qualcomm for these purposes.

Broadcom requests that a copy of any revocation delivered to Qualcomm be mailed to D.F. King & Co., Inc. at the address listed above, so that Broadcom will be aware of all revocations and can more accurately determine if and when the requisite proxies for the election of the Broadcom Nominees to the Qualcomm Board and the approval of the Bylaw Proposal have been received.

For information on the revocation of proxies, please see the section titled “Voting and Proxy Procedures—Revocation of Proxies.”

Please note that if your shares of Qualcomm common stock are held in “street name” by a brokerage firm, bank or other nominee, you must follow the instructions set forth in the BLUE voting instruction form provided by your brokerage firm, bank or other nominee to revoke your earlier vote. Submitting a later-dated BLUE voting instruction form by telephone or Internet, or mailing a later-dated BLUE voting instruction form, will revoke a previously cast vote.

How will your shares be voted if the enclosed BLUE proxy card or BLUE voting instruction form is signed and returned but no specific direction on voting is given?

If you properly sign and return the enclosed BLUE proxy card or BLUE voting instruction form but do not specify how to vote, the named proxies will:

•	vote your Qualcomm shares FOR the election of each of the Broadcom Nominees;

•	vote your Qualcomm shares FOR the Bylaw Proposal;

•	vote your Qualcomm shares FOR Proposal 3 (to ratify the selection of Qualcomm’s independent public accountants), Proposal 6 (elimination of certain supermajority voting provisions relating to removal of directors from the Certificate of Incorporation), Proposal 7 (elimination of certain supermajority voting provisions relating to amendments and obsolete provisions from the Certificate of Incorporation) and Proposal 8 (elimination of certain supermajority voting provisions for transactions with interested stockholders from the Certificate of Incorporation);

•	ABSTAIN with respect to Proposal 4 (advisory vote for approval of compensation paid to Qualcomm’s named executive officers) and Proposal 5 (approval of an amendment to Qualcomm’s 2001 Employee Stock Purchase Plan); and

•	vote on such other business as may properly come before the Annual Meeting, but is not known a reasonable time prior to this solicitation, in the named proxies’ discretion.

If your shares are held in “street name” by your brokerage firm, bank or other nominee, will your brokerage firm, bank or other nominee vote your Qualcomm shares for you?

No, your brokerage firm, bank or other nominee will not vote your shares of Qualcomm common stock on your behalf unless you provide instructions to your brokerage firm, bank or other nominee on how to vote. You should follow the instructions set forth in the BLUE voting instruction form provided by your brokerage firm, bank or other nominee regarding how to instruct your brokerage firm, bank or other nominee to vote your Qualcomm shares.

Without your instructions, your shares will not be voted for the election of the Broadcom Nominees or in favor of the Bylaw Proposal or with respect to the Other Proposals. Accordingly, it is critical that you promptly give instructions to your brokerage firm, bank or other nominee to vote for the election of the Broadcom Nominees, in favor of the Bylaw Proposal and to vote with respect to the Other Proposals.

What does it mean if I receive more than one BLUE proxy card or BLUE voting instruction form?

If you hold your Qualcomm shares in multiple registrations, or in both registered and “street name,” you will receive a BLUE proxy card and/or BLUE voting instruction form for each account. Please sign, date and return all BLUE proxy cards and BLUE voting instruction forms you receive. If you choose to vote by phone or Internet, please vote each BLUE proxy card and BLUE voting instruction form you receive. Only your last dated proxy for each account will be voted.

Who is paying for the solicitation on behalf of Broadcom?

We will pay all costs of the solicitation of proxies on behalf of Broadcom for the Annual Meeting, and we will not seek reimbursement of those costs from Qualcomm.

When and where will the Annual Meeting be held?

Qualcomm has announced that the Annual Meeting will be held on March 6, 2018 at the Irwin M. Jacobs Qualcomm Hall, 5775 Morehouse Drive, San Diego, California 92121, at 8:00 a.m. Pacific Time.

Whom should I call if I have any questions about the solicitation?

If you have any questions about voting or if you require assistance, please contact Broadcom’s proxy solicitor:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-free: (800) 848-2998

Email: AVGO@dfking.com

BACKGROUND OF THE SOLICITATION

Broadcom regularly considers a variety of strategic options and transactions as part of its continuous efforts to increase shareholder value. As a result of these efforts, Broadcom identified Qualcomm as a potential candidate for a business combination that could deliver substantial value and other benefits to the stockholders, employees, customers and other stakeholders of both companies.

On April 14, 2016, Mr. Kenneth Y. Hao, a director of Broadcom, Mr. Steve Mollenkopf, the Chief Executive Officer of Qualcomm, and Mr. George S. Davis, the Chief Financial Officer of Qualcomm, met to discuss various industry topics. Among the topics discussed was a hypothetical combination of Broadcom and Qualcomm.

In July 2016, Mr. Hao offered to introduce Mr. Hock E. Tan, the Chief Executive Officer of Broadcom, to Mr. Mollenkopf to discuss industry perspectives and ways in which the two companies could work together. Mr. Mollenkopf agreed to meet with Mr. Tan and Mr. Hao in early August.

On August 4, 2016, Mr. Tan and Mr. Hao met with Mr. Mollenkopf. At the meeting, Mr. Tan and Mr. Hao presented Mr. Mollenkopf with their strategic vision to combine Broadcom and Qualcomm. Mr. Tan and Mr. Hao stated that Qualcomm’s baseband franchise would be an ideal fit for Broadcom’s business model and that the combination would create a leading communication company with an impressive portfolio of technologies and products. Mr. Tan and Mr. Hao also described to Mr. Mollenkopf several transaction structures and their preliminary view of potential synergies that could be achieved in a combination transaction. The parties also discussed the financial considerations of various transaction structures that were introduced by Mr. Tan and Mr. Hao.

On September 6, 2016, Mr. Tan, Mr. Hao, Mr. Mollenkopf and Mr. Davis met again. At the meeting, Messrs. Tan and Hao presented in further detail several potential transaction structures and financial implications of each structure. They also continued their discussion of potential synergies that would result from a combination of the two companies. Mr. Mollenkopf and Mr. Davis indicated that they would be assembling a larger team to evaluate a potential combination transaction with Broadcom and would be in touch with the Broadcom team once they were ready for further discussions.

On October 27, 2016, Qualcomm announced that it had entered into an agreement to acquire NXP for $110 per share, in cash, representing a total enterprise value of approximately $47 billion.

In early 2017, Mr. Tan called Mr. Mollenkopf and conveyed to Mr. Mollenkopf that Broadcom remained interested in pursuing a business combination with Qualcomm and believed it would be beneficial for the two companies to continue exploring a possible transaction. Mr. Mollenkopf initially indicated that Qualcomm would not be interested in a business combination, but at the end of the call stated that he would reflect on the matter and then get back to Mr. Tan. Thereafter, Mr. Mollenkopf did not contact Mr. Tan.

On November 3, 2017, several media organizations reported rumors that Broadcom was considering making an unsolicited proposal to acquire Qualcomm.

On November 5, 2017, Mr. Tan called Mr. Mollenkopf to inform him that Broadcom would be sending a letter to the Qualcomm Board in which Broadcom would propose to acquire Qualcomm. Mr. Mollenkopf asked several questions about the terms of the proposal.

On November 6, 2017, Broadcom sent a letter, the text of which is copied below, to the Qualcomm Board in which Broadcom proposed to acquire all outstanding stock of Qualcomm for $70.00 per share, consisting of

$60.00 per share in cash and $10.00 per share in Broadcom shares. Broadcom also issued a press release on November 6, 2017 announcing the proposal. The press release included a copy of the proposal letter.

November 6, 2017

Board of Directors

Qualcomm Incorporated

5775 Morehouse Drive

San Diego, CA 92121

Dear Members of the Board of Directors:

On behalf of Broadcom, I am pleased to submit this proposal to acquire Qualcomm in a transaction that will provide Qualcomm stockholders with an immediate, substantial and compelling premium to the value that would be achievable by Qualcomm on a standalone basis, as well as the opportunity to participate in the upside potential of the combined company.

As you know from prior discussions between our two companies, Broadcom has been interested for some time in combining Qualcomm’s mobile business with the Broadcom platform. We continue to believe that such a combination will deliver substantial benefits to our respective stockholders, employees, customers and other stakeholders. We are hopeful that you will agree that the proposal we outline in this letter presents a compelling opportunity for Qualcomm stockholders to realize both present and future value for their Qualcomm shares.

Strategic Rationale

We have great respect for the legacy Qualcomm has built since its founding more than 30 years ago by Irwin Jacobs, Andrew Viterbi and their colleagues. Based on our knowledge of the semiconductor industry, we believe that there is a significant strategic, financial and operational rationale for the proposed transaction. A combination of Qualcomm and Broadcom will create a strong, global company with an impressive portfolio of industry-leading technologies and products. Given the highly complementary nature of our businesses, we are confident that our global customers will embrace the proposed combination as we work strategically with them to deliver more advanced value-added semiconductor solutions.

Since I discussed a combination with Steve in August of last year, Broadcom has successfully completed the integration of the Broadcom-Avago combination, de-levered its balance sheet and meaningfully increased revenues and profitability. As a result, Broadcom stockholders have been rewarded with a 55% appreciation in Broadcom’s stock price since that time, ranking in the top 10% among the S&P 500 over that period. We believe these factors, coupled with our history of successful acquisitions and integrations, clearly demonstrate our commitment and ability to implement value-enhancing transactions and deliver robust results for stockholders, employees, customers and other stakeholders.

Proposed Terms

We are offering Qualcomm stockholders $70.00 per share, consisting of $60.00 per share in cash and $10.00 per share in Broadcom shares. This represents a significant premium of 28% to the closing price of Qualcomm common stock on November 2, 2017, the last unaffected trading day prior to media speculation regarding a potential transaction, and a premium of 33% to Qualcomm’s unaffected 30-day volume-weighted average price. Our proposal stands whether your pending acquisition of NXP is consummated on the currently disclosed terms of $110 per share or that transaction is terminated.

Our proposal will enable Qualcomm stockholders to achieve both immediate cash value and the ability to participate in the future success of the combined enterprise, which will benefit from greater scale and broader product diversification. The combination of our two companies and associated synergies will be accretive to Broadcom’s earnings, which will directly benefit Qualcomm stockholders through their equity ownership in the combined company. We have significant experience with acquiring and integrating companies and an established track record of delivering financial results for our stockholders. I am confident that we can deliver similar results for our combined stockholders should we consummate this transaction.

Financing

The proposed transaction will not be subject to any financing condition. BofA Merrill Lynch, Citi, Deutsche Bank, J.P. Morgan and Morgan Stanley have advised us in writing that they are highly confident that they will be able to arrange the necessary debt financing for the proposed transaction. Silver Lake Partners, which has served as a strategic partner to Broadcom in prior transactions, has provided Broadcom with a commitment letter for a $5 billion convertible debt financing in connection with the transaction. We also expect to maintain our investment grade credit rating following the proposed transaction. We and our advisors are available to review our financing plans with you at your convenience.

Regulatory Approvals

We and our advisors have conducted extensive analysis of the regulatory approvals that will be required in connection with the proposed transaction, and we are confident that the transaction will receive all necessary approvals in a timely manner. We would not make this offer if we were not confident that our common global customers would embrace the proposed combination, and we do not anticipate any material antitrust or other regulatory issues that would extend the normal timetable for closing a transaction of this nature.

Employees

We have a long history of providing outstanding opportunities for leadership and growth to employees, including business unit leaders, of companies we acquire. Employees who have joined our company as a result of acquisitions have become an integral part of our business, and we look forward to the opportunity to welcome Qualcomm’s employees to Broadcom.

Conclusion

We believe that our proposal represents the most attractive, value-enhancing alternative available to Qualcomm stockholders, and that it is in the best interests of both parties to proceed as soon as possible to reach agreement on a transaction structure and terms. We are ready to devote all necessary resources to finalize all documentation on an expeditious basis. We and our advisors are prepared to engage in discussions immediately to work toward a mutually beneficial transaction.

We look forward to working with you to complete this transaction successfully and suggest that our respective financial and legal advisors and senior management team meet at your earliest convenience to work toward this goal.

This letter does not constitute a binding obligation or commitment of either company to proceed with any transaction. No such obligations will in any event be imposed on either party unless and until a mutually acceptable definitive agreement is formally entered into by both parties.

Sincerely,

Hock Tan

President and Chief Executive Officer

Later on November 6, 2017, Qualcomm issued a press release confirming receipt of the proposal letter and stating that the Qualcomm Board would assess the proposal.

On November 13, 2017, Qualcomm issued a press release announcing that the Qualcomm Board unanimously rejected Broadcom’s proposal.

Later on November 13, 2017, Broadcom issued a press release reaffirming its commitment to pursuing its acquisition of Qualcomm. Broadcom also noted in the press release that it was Broadcom’s strong preference to engage cooperatively with the Qualcomm Board and management team.

Later on November 13, 2017, Mr. Tan called Mr. Mollenkopf and left a voicemail in which Mr. Tan reiterated that Broadcom stood ready to engage with Qualcomm regarding the proposed transaction, followed by a text message, asking for a time to speak. Mr. Mollenkopf responded via text message that Qualcomm’s press release spoke for itself.

On November 17, 2017, Mr. Tan sent a letter, the text of which is copied below, to Mr. Mollenkopf stating that Mr. Tan believed that a combination of Broadcom and Qualcomm would deliver substantial value to their respective shareholders and prove beneficial to their customers and that Mr. Tan was hopeful that the two companies could begin productive discussions.

November 17, 2017

Mr. Steve Mollenkopf

Chief Executive Officer

Qualcomm Incorporated

5775 Morehouse Drive

San Diego, CA 92121

Dear Steve:

As you know, I attempted to reach you by phone on Monday, November 13, with the hope that we could discuss a path forward regarding Broadcom’s proposal to acquire Qualcomm. I strongly believe that a combination of our two companies will deliver substantial value to our respective stockholders and prove beneficial to our customers, and we stand ready to devote all necessary resources to accomplish this goal.

In our recent conversations, many of your stockholders have expressed a clear and strong desire for us to meet in an effort to negotiate a mutually beneficial transaction. I suspect you have heard the same, so I remain hopeful that we can begin productive discussions.

I look forward to hearing from you.

Sincerely,

Hock Tan

President and Chief Executive Officer

Qualcomm did not respond to the letter from Mr. Tan.

On December 4, 2017, Broadcom gave notice to Qualcomm of its intention to nominate the Broadcom Nominees and Alternate Nominees (as defined below) for election at the Annual Meeting and to propose the Bylaw Proposal for action at the Annual Meeting. Broadcom further notified Qualcomm that it intended to solicit proxies for the election of the Broadcom Nominees and the approval of the Bylaw Proposal. On the same day, Broadcom issued a press release announcing the nominations and stating that it remained Broadcom’s strong preference to engage in a constructive dialogue with Qualcomm.

Also on December 4, 2017, Qualcomm issued a press release in which it, among other things, confirmed receipt of Broadcom’s nomination notice.

On December 11, 2017, Broadcom announced that it had filed its preliminary proxy materials with the SEC and had filed a premerger notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with the U.S. Department of Justice Antitrust Division and the Federal Trade Commission regarding its proposed acquisition of Qualcomm.

On December 22, 2017, Qualcomm filed its preliminary proxy materials with the SEC and filed a Current Report on Form 8-K disclosing that, on December 20, 2017, the Qualcomm Board adopted the Qualcomm Incorporated Non-Executive Officer Change in Control Severance Plan, which covers substantially all regular, full-time employees and part-time employees who are scheduled to work at least twenty hours per week, and amended the Qualcomm Incorporated 2016 Long-Term Incentive Plan and the Qualcomm Incorporated 2006 Long-Term Incentive Plan, as amended and restated to modify the definition of “change in control” in such plan to include a change in the majority of the members of the Qualcomm Board.

PROPOSAL 1: ELECTION OF THE BROADCOM NOMINEES

We are proposing that Samih Elhage, Raul J. Fernandez, Michael S. Geltzeiler, Stephen J. Girsky, David G. Golden, Veronica M. Hagen, Julie A. Hill, John H. Kispert, Gregorio Reyes, Thomas S. Volpe and Harry L. You serve on the Qualcomm Board as directors for one-year terms expiring at the next annual meeting of Qualcomm stockholders and until their successors are duly elected and qualified, in accordance with Qualcomm’s Certificate of Incorporation and Bylaws, to replace the eleven current directors of Qualcomm whose terms expire at the Annual Meeting.

Based on publicly available information, the Qualcomm Board currently consists of eleven directors, with the term of office expiring at the Annual Meeting. All directors are elected at each annual meeting to serve until the next annual meeting and until a successor is duly elected and qualified.

We believe all the Broadcom Nominees are highly qualified to serve as directors on the Qualcomm Board and are independent within the meaning of the listing standards of NASDAQ. In addition, we believe all the Broadcom Nominees are independent under the heightened independence standards applicable to audit or compensation committee members under the rules of NASDAQ and the SEC. Each Broadcom Nominee has a proven track record of accomplishment in his or her areas of expertise, and together they will bring significant technology sector, financial and operational experience to the Qualcomm Board. None of the Broadcom Nominees are employed by or otherwise affiliated with Broadcom or any of Broadcom’s subsidiaries, or have any material relationship with Broadcom (except for the agreements described in the section entitled “Arrangements between Broadcom and the Broadcom Nominees” in this proxy statement). None of the Broadcom Nominees is employed by or otherwise affiliated with Qualcomm or any of its subsidiaries.

The Broadcom Nominees have not made any commitment to us if elected. Each of the Broadcom Nominees has specifically acknowledged that there is not, and cannot be, any agreement between such Broadcom Nominee and Broadcom regarding the decisions such Broadcom Nominee will make as a director of Qualcomm. Accordingly, we expect that the Broadcom Nominees will exercise their independent judgment in all matters before the Qualcomm Board in accordance with their fiduciary duties to Qualcomm and the Qualcomm stockholders and applicable law, including with respect to the Proposed Transaction or any other transaction.

We are seeking your support for the election of each of the Broadcom Nominees to the Qualcomm Board because we believe that Qualcomm stockholders would be better served by these candidates than the current directors of Qualcomm who have refused to engage with us on a compelling, value-enhancing opportunity for Qualcomm stockholders. Prior to and following our proposal on November 6, 2017, we have repeatedly expressed to Qualcomm our desire to enter into negotiations regarding a business combination that would provide substantial value to Qualcomm stockholders. However, the Qualcomm Board has rejected our proposal and Qualcomm has been unwilling to engage with us.

We nominated the Broadcom Nominees and are sending you this proxy statement and accompanying BLUE proxy card to give you a direct voice with respect to our proposal for a business combination between Qualcomm and Broadcom. We believe the election of the Broadcom Nominees will demonstrate that the Qualcomm stockholders support the Proposed Transaction, and establish a Qualcomm Board that is more likely to act in your best interests. We believe that your vote for the Broadcom Nominees will send a clear and strong message to the Qualcomm Board to engage with Broadcom regarding the Proposed Transaction or another business combination with Broadcom, and, if the newly elected directors deem it appropriate in the exercise of their fiduciary duties, to approve the Proposed Transaction and/or another business combination with Broadcom.

Assuming a quorum is present at the Annual Meeting, the eleven nominees for election to the Qualcomm Board who receive the most “FOR” votes will be elected.

BROADCOM STRONGLY RECOMMENDS A VOTE “FOR” THE ELECTION OF THE BROADCOM NOMINEES.

Information Regarding the Broadcom Nominees

The Broadcom Nominees have furnished the following information regarding their principal occupations, business experience and certain other information.

Name and Business Address	Age	Principal Occupation or Employment During the Past Five Years
Samih Elhage No business address separate from personal residence	56

From 2016 to May 2017, Mr. Elhage was President of the Mobile Networks Business Group of Nokia Corporation, a communications, information technology and consumer electronics company. From 2013 to 2015, Mr. Elhage served as Chief Financial Officer and Chief Operating Officer of Nokia Siemens Networks and Nokia Networks, data networking and telecommunications equipment companies, and subsidiaries of Nokia. Previously, Mr. Elhage served as the Chief Operating Officer of Nokia Siemens Networks from 2012 to 2013. During his tenure at Nokia, Mr. Elhage led the overall transformation of Nokia Siemens Networks and Nokia Networks and was a driving force behind Nokia’s acquisition of Alcatel-Lucent and its integration.

Prior to Nokia Networks, Mr. Elhage served as President of the Carrier Voice and Applications division of Nortel Networks Corporation, a telecommunications and data networking manufacturer, from 2008 to 2010 and in various other leadership positions at Nortel from 1998 to 2008.

Mr. Elhage served on the board of directors of Alcatel-Lucent Corporation and Alcatel Shanghai Bell, which is a joint venture between Nokia and Huaxin, from 2016 to April 2017, and Quickplay Media Inc., from 2012 to 2016.

Mr. Elhage holds bachelor’s degrees in Electrical Engineering (telecommunications) and Economics from the University of Ottawa, and a Master’s degree in Electrical Engineering (telecommunications) from the Ecole Polytechnique de Montreal.

We believe Mr. Elhage is qualified to serve on the Qualcomm Board because of his financial expertise, deep knowledge of technology in the telecommunications industry, expertise in business transformation and mergers and acquisitions, and global management experience.

Raul J. Fernandez 2401 Pennsylvania Avenue NW, Suite 480 Washington, D.C. 20037	51

Raul J. Fernandez has been the Vice Chairman of Monumental Sports & Entertainment, a private partnership which owns the NBA’s Washington Wizards, the NHL’s Washington Capitals, the WNBA’s Washington Mystics and owns and operates the Capital One Arena, since 2010.

From 2004 to 2017, Mr. Fernandez served as Chairman and Chief Executive Officer of ObjectVideo, Inc., a leading developer of intelligent video surveillance software, which in 2017 was sold to Alarm.com. From 2000 to 2002, he served as Chief Executive Officer for Dimension Data North America, an information systems integrator company, and as a director of its parent company, Dimension Data Holdings Plc, in 2001.

From 2001 until the company was sold in July 2017, Mr. Fernandez served on the board of directors of Kate Spade & Company. Mr. Fernandez is also currently on the board of directors at AtSite, Inc., a privately held company that provides innovative building performance management solutions, and

Name and Business Address	Age	Principal Occupation or Employment During the Past Five Years

Perfect Sense, Inc., a digital application development platform. He previously served as Chairman of the Board, Chief Executive Officer and President of Proxicom, Inc., a publicly traded internet development and e-business consulting company he started in 1991. Mr. Fernandez also served as a member of President George W. Bush’s Council of Advisors on Science and Technology.

Mr. Fernandez holds a bachelor’s degree in Economics from the University of Maryland.

We believe Mr. Fernandez is qualified to serve on the Qualcomm Board because of his extensive operating experience as a founder and Chief Executive Officer of technology companies, as well as his experience as a public company director.

Michael S. Geltzeiler No business address separate from personal residence	59

Michael S. Geltzeiler is currently a consultant for Temasek Holdings. From 2013 until his retirement in 2016, Mr. Geltzeiler served as Senior Vice President and Chief Financial Officer of ADT Corporation, a leading provider of security and automation solutions for homes and businesses. From 2008 to 2013, Mr. Geltzeiler served as Chief Financial Officer and Group Executive Vice President at NYSE Euronext, a global operator of financial markets and provider of trading solutions. From 2001 to 2008, Mr. Geltzeiler was an executive at The Reader’s Digest Association, Inc., a global multi-brand media and marketing company, as Chief Financial Officer for six years and then as President of School and Educational Services. Mr. Geltzeiler previously served in financial leadership roles at ACNielsen Corporation, a global marketing research firm, including Chief Financial Officer of Marketing Services and Corporate Controller and Chief Financial Officer, EMEA Region, and in a variety of senior finance positions both in the U.S. and abroad for The Dun & Bradstreet Corporation, a commercial data and analytics company

Mr. Geltzeiler holds a B.S. in Accounting from the University of Delaware, an M.B.A. in Finance from the New York University Stern School of Business, and a C.P.A. certification in the State of New York.

We believe Mr. Geltzeiler is qualified to serve on the Qualcomm Board because of his financial expertise, public company financial management and reporting experience, and financial and strategic planning experience at companies implementing significant technological changes.

Stephen J. Girsky VectoIQ LLC 104 W. 40th St., Suite 400 New York, NY 10018	55

Stephen J. Girsky is Managing Partner of VectoIQ, an independent advisory firm based in New York, where he applies more than 30 years of experience working with senior corporate and board executives, labor leaders, original equipment manufacturer leaders, suppliers and dealers, and national and local policy makers.

From 2009 to 2014, Mr. Girsky served in a number of capacities at General Motors Company (“GM”), an automobile manufacturer, including GM Vice Chairman, having responsibility for global corporate strategy, new business development, global product planning and program management, global connected consumer/OnStar, GM Ventures LLC,

Name and Business Address	Age	Principal Occupation or Employment During the Past Five Years

Global Research & Development and Global Purchasing and Supply Chain. Mr. Girsky also served as Chairman of the Adam Opel AG Supervisory Board and was President of GM Europe for portions of his time at GM.

Since 2015, Mr. Girsky has been a member of the board of directors of United States Steel Corporation, an integrated steel producer, and of Brookfield Business Partners, the primary owner and operator of business services and industrial asset management for Brookfield Asset Management. He is also a director of Drive.ai, and Valens Semiconductor Ltd., both private companies.

Mr. Girsky formerly served on the board of directors of GM following its emergence from bankruptcy, from 2009 until 2016, and as the lead director of Dana Holdings Corp., a supplier of drivetrain, sealing and thermo-management technologies, from 2008 to 2009.

Mr. Girsky has also served as president of Centerbridge Industrial Partners, an affiliate of Centerbridge Partners, LP, a multibillion dollar investment fund. Prior to Centerbridge, he was a special advisor to the CEO and CFO of GM from 2005 to 2006.

In total, Mr. Girsky has more than 25 years of automotive experience, including serving as managing director at Morgan Stanley and as senior analyst of the Morgan Stanley Global Automotive and Auto Parts Research Team. Prior to joining Morgan Stanley, he was managing director of PaineWebber’s Automotive Group and worked as an analyst on the overseas financial staff of GM.

Mr. Girsky holds a B.S. in Mathematics from the University of California at Los Angeles and an M.B.A. from the Harvard Business School.

We believe Mr. Girsky is qualified to serve on the Qualcomm Board because of his business leadership and extensive experience in global corporate strategy, product development, program management, and research and development, as well as his expertise related to the automotive industry, finance, market and risk analysis, and complex financial and operational issues.

David G. Golden Revolution Ventures 260 California Street San Francisco, CA 94111	59

David G. Golden has been a Managing Partner at Revolution Ventures, an early-stage venture fund, since 2013. Prior to that, he was a Partner and Executive Vice President at Revolution LLC, a private investment company organized by AOL co-founder Steve Case, since 2006. Mr. Golden also served as Executive Chairman at Code Advisors, a private investment bank in San Francisco focused on early-stage technology companies, from its founding in 2010 through 2012.

Prior to his time at Revolution, Mr. Golden spent 18 years, including five years as Vice Chairman, with J.P. Morgan Securities (and its predecessor company Hambrecht & Quist), where he was the director of J.P. Morgan’s global investment banking practice for technology, media and telecommunications clients and was a member of the investment bank’s management committee.

From 1984 through 1987, Mr. Golden was an associate at the law firm of Davis Polk & Wardwell in New York and London, where he practiced

Name and Business Address	Age	Principal Occupation or Employment During the Past Five Years

corporate finance and securities law. Prior to practicing law, he was a law clerk to the Honorable Charles M. Merrill of the United States Court of Appeals for the Ninth Circuit.

Mr. Golden has served on the board of directors of Barnes & Noble Education, Inc., an operator of bookstores and a provider of digital education services, since 2015.

Mr. Golden previously served on the boards of directors of Blackbaud, Inc., a cloud software company, from 2010 to 2017, Everyday Health, Inc., the operator of a digital marketing and communications platforms for healthcare marketers, from 2009 until its sale in 2016, and Barnes & Noble, Inc., a bookseller, from 2010 until 2015. In addition, Mr. Golden currently serves on the boards of several private companies, and is a member of the Advisory Board of Partners for Growth, L.P., a leading venture lending firm.

Mr. Golden received an A.B. from Harvard University and a J.D. from Harvard Law School, where he was an editor of the Harvard Law Review.

We believe Mr. Golden is qualified to serve on the Qualcomm Board because of his extensive knowledge and experience in capital markets, strategic transactions, corporate governance and financial and legal matters, as well as his understanding of the development of new technologies and his industry expertise and relationships developed through a long career as a technology banker and venture capital investor.

Veronica M. Hagen No business address separate from personal residence	71

Veronica M. Hagen is the retired President and Chief Executive Officer of Polymer Group, Inc., a leading global producer and marketer of specialty materials.

From 2007 to 2013, Ms. Hagen served as President and Chief Executive Officer of Polymer Group, Inc., later renamed AVINTIV Specialty Materials Inc. Following her retirement, Ms. Hagen remained on the board of directors of AVINTIV until 2015.

Previously, Ms. Hagen was President and Chief Executive Officer of Sappi Fine Paper, a division of the South African based global paper products leader, Sappi Limited. Prior to her work at Sappi, Ms. Hagen held multiple positions at Alcoa, a metals engineering and manufacturing company, including Vice President and Chief Customer Officer and business unit president of Alcoa Engineered Products.

Ms. Hagen previously owned and operated Metal Sales Associates, a private company that sold ferrous and nonferrous metals and metals fabricating process equipment. She sold Metal Sales Associates in 1996.

Ms. Hagen has served on the board of directors of Newmont Mining Corporation, a producer of gold, since 2005, the Southern Company, an energy producer and transporter, since 2008, including as lead independent director from 2014 to 2016, and American Water Works Company, Inc., a water utility, since 2016.

Ms. Hagen previously served on the board of directors of Jacuzzi Brands, Inc., a global producer of branded bath and plumbing products, from 2004 to 2007, and Covanta, a provider of sustainable waste and energy solutions, from 1996 to 1998.

Name and Business Address	Age	Principal Occupation or Employment During the Past Five Years

Ms. Hagen holds a bachelor’s degree in International Relations from the University of Southern California.

We believe Ms. Hagen is qualified to serve on the Qualcomm Board because of her significant executive and board experience in global operational management and business leadership in customer service, strategic planning and business growth.

Julie A. Hill No business address separate from personal residence	71

Julie A. Hill has been the owner of The Hill Company, an investment, consulting and advisory company, since 2002.

From 1998 to 2002, Ms. Hill was the President and owner of Hiram-Hill Development Company and Hillsdale Development Company, both residential real estate development firms. Prior thereto, she worked for Costain Homes, Inc., a home building company and the U.S. division of Costain Group Plc, a London-based company, from 1988 to 1997, serving as Chairman, President and Chief Executive Officer from 1991 to 1997.

Ms. Hill has served as a director of Anthem, Inc., one of the largest health benefits companies in the U.S., since 2004, and beginning in 1994, was a director of WellPoint Health Networks Inc. prior to its merger with Anthem. Ms. Hill has also been a trustee of the Lord Abbett Family of Mutual Funds since 2004.

Ms. Hill was previously a director of Lend Lease, Ltd., a multinational construction, property and infrastructure company, from 2006 to 2012, Resources Connection, Inc., a multinational business consulting firm, from 2003 to 2006, and Holcim US, the US subsidiary of Holcim Limited, a supplier of cements and aggregates, from 2003 to 2007.

At the University of California at Irvine, Ms. Hill serves on the Paul Merage School of Business Dean’s Advisory Council and Center for Real Estate Advisory Board, the Foundation Board, the Social Ecology School’s Dean’s Leadership Council, the School of Medicine’s Dean’s Advisory Board, the Law School Board, and the Center for Digital Transformation Board. She is chairman of the Board of Trustees of the University of California at Irvine.

Ms. Hill earned a B.A. from the University of California Los Angeles and a master’s degree in marketing from the University of Georgia.

We believe Ms. Hill is qualified to serve on the Qualcomm Board because of her extensive management and financial experience, as well as her experience managing complex financial, risk and strategic issues.

John H. Kispert Black Diamond Ventures 475 Alberto Way Los Gatos, CA 95032	54

John H. Kispert has served as a managing partner of Black Diamond Ventures, a venture capital firm, since March 2016.

Prior to Black Diamond Ventures, Mr. Kispert served as President and Chief Executive Officer and a director of Spansion, Inc., a manufacturer of flash memory products, from February 2009 until March 2015, when Spansion completed its merger with Cypress Semiconductor Corporation, a semiconductor and electronics manufacturer, at which time Mr. Kispert

Name and Business Address	Age	Principal Occupation or Employment During the Past Five Years

was appointed to the board of directors of Cypress, where he served until May 2016. Spansion filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in March 2009 and emerged from bankruptcy in May of 2010, during Mr. Kispert’s tenure.

Mr. Kispert has served on the board of directors of Gigamon Inc., a provider of network traffic visibility solutions, since 2013, and Barracuda Networks, Inc., a security, networking and data storage company, since 2016.

Mr. Kispert previously served on the board of directors of TriNet Group, Inc., a cloud-based professional employer organization for small and medium-sized businesses from 2014 to 2017, and of Extreme Networks, Inc., a network hardware company, from 2012 until 2017, including as Chairman from 2015 to 2017.

Mr. Kispert holds a B.A. in Political Science from Grinnell College and an M.B.A. from the University of California, Los Angeles.

We believe Mr. Kispert is qualified to serve on the Qualcomm Board because of his extensive CEO and director experience in technology-driven companies, including those in the semiconductor industry, his familiarity with supply chain management, marketing, manufacturing and research and development, his financial expertise and his mergers and acquisitions experience.

Gregorio Reyes No business address separate from personal residence	76

Mr. Reyes has been a private investor and management consultant since 1994, and since 2006 has operated as Founding Special Partner and advisor to Vitruvian Partners, a European growth capital investor. Previously, he was the co-founder and served as Chairman and Chief Executive Officer of Sunward Technologies, Inc., a provider of rigid disk magnetic recording head products for the data storage industry.

From March 1986 to August 1990, Mr. Reyes was Chairman and Chief Executive Officer of American Semiconductor Equipment Technologies, and from 1981 to 1984, Mr. Reyes was President and Chief Executive Officer of National Micronetics. Previously, Mr. Reyes spent almost 20 years at various other positions in the semiconductor industry with National Semiconductor, from 1962 to 1967, Motorola, from 1967 to 1968, Fairchild Semiconductor, from 1968 to 1978, and Eaton, from 1978 to 1981.

Most recently, Mr. Reyes served on the board of directors of Dialog Semiconductor plc from 2003 to 2014, where he served as Chairman from 2006 to 2013, LSI Corporation from 2001 to 2014, where he served as Chairman from 2007 to 2014, and Seagate Technology Public Limited Company from 2004 to 2015. Mr. Reyes is also currently a director of Snow Software, a private Swedish software company.

Mr. Reyes holds a B.S. degree from Rensselaer Polytechnic Institute and an M.S. degree from Stevens Institute of Technology.

We believe Mr. Reyes is qualified to serve on the Qualcomm Board because of his technological, management, international business, financial

Name and Business Address	Age	Principal Occupation or Employment During the Past Five Years
		and research and development expertise, and his significant experience as a founder, CEO and director of several highly regarded companies in the semiconductor industry.

Thomas S. Volpe No business address separate from personal residence	66

Thomas S. Volpe has been the Managing Member of Volpe Investments LLC, a risk capital firm, since 2001. Mr. Volpe was formerly the Chief Executive Officer of Dubai Group LLC, a diversified investment firm based in the United Arab Emirates, from 2007 to 2010.

From December 1999 to June 2001, Mr. Volpe served as Chairman of Prudential Volpe Technology Group, an investment banking company. Mr. Volpe served as Chief Executive Officer of Volpe Brown Whelan & Company, LLC (formerly Volpe, Welty & Company), a private investment banking and risk capital firm, from its founding in April 1986 until its acquisition by Prudential Securities in December 1999. Until April 1986, he was President and Chief Executive Officer and member of the board of directors of Hambrecht & Quist Incorporated, an investment banking firm with which he had been affiliated since 1981.

Mr. Volpe served on the board of directors of Linear Technology Corporation, a designer, manufacturer and marketer of high performance analog integrated circuits, from 1983 to 2017, and EFG-Hermes Holding Company, an investment banking, private equity, research and brokerage firm headquartered in Egypt, from 2008 to 2017.

Mr. Volpe holds an A.B. in Economics from Harvard University, a M.Sc. in Economics from the London School of Economics and an M.B.A. from Harvard Business School.

We believe Mr. Volpe is qualified to serve on the Qualcomm Board because of his knowledge of the semiconductor industry as a result of his long tenure as a board member of Linear Technology Corporation, years of experience providing strategic advisory services to complex organizations, extensive experience with global companies and financial expertise.

Harry L. You c/o GTY Technology Holdings Inc. 1180 NH. Town Center Dr., Suite 100 Las Vegas, NV 89144	58

Since 2016, Harry L. You has been the President, Chief Financial Officer and director of GTY Technology Holdings Inc., a public blank check company focusing on the technology industry, including software and services, which raised $552 million in gross proceeds in its initial public offering.

From 2008 to 2016, Mr. You served as the Executive Vice President in the Office of the Chairman of EMC Corporation, an information infrastructure solutions company. Mr. You joined EMC in 2008 to oversee corporate strategy and new business development, which included mergers and acquisitions, joint ventures and venture capital activity.

Mr. You was Chief Executive Officer of BearingPoint Inc., a leading IT and management consultancy, from 2005 to 2007. He also served as BearingPoint’s Interim Chief Financial Officer from 2005 to 2006. BearingPoint filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in February 2009. From 2004 to 2005, Mr. You

Name and Business Address	Age	Principal Occupation or Employment During the Past Five Years

served as Executive Vice President and Chief Financial Officer of Oracle Corporation, a global information technology provider, helping begin Oracle’s acquisition run with the takeovers of Peoplesoft, Inc. and Retek in 2005, and was also a member of the board of directors of Oracle Japan. From 2001 to 2004, Mr. You served as Chief Financial Officer of Accenture Ltd., a global management consulting and professional services company.

Mr. You also previously spent 14 years in the financial services industry, including serving as a managing director in the Investment Banking Division of Morgan Stanley, where he headed the Computer and Business Services Group.

Mr. You served on the board of directors of Korn/Ferry International, a global executive recruiting company, from 2004 to 2016, and has been a trustee of the U.S. Olympic Committee Foundation since 2016.

Mr. You holds a B.A. in Economics from Harvard College and an M.A. in Economics from Yale University.

We believe Mr. You is qualified to serve on the Qualcomm Board because of his extensive and varied merger and acquisitions experience, financial and strategic planning expertise, public company financial management experience, and executive leadership roles at various technology-driven companies.

Broadcom considered the business and directorship experience of each of the Broadcom Nominees set forth above in concluding that each of the Broadcom Nominees would be suitable for election to the Qualcomm Board at the Annual Meeting.

Each of the Nominees has agreed to be named in this proxy statement, to stand for election to the Qualcomm Board and to serve as a director of Qualcomm, if elected.

We reserve the right to request the appointment or election of substitute persons for any of the Broadcom Nominees named herein if (1) Qualcomm purports to increase the number of directorships; (2) Qualcomm makes or announces any changes to the Bylaws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of the Broadcom Nominees and/or (3) any of the Broadcom Nominees is unable or becomes unwilling for any reason to serve as a director of Qualcomm. For more information, see the section entitled “Alternate Nominees”.

Arrangements between Broadcom and the Broadcom Nominees

Each Broadcom Nominee has entered into a letter agreement (a “Nomination Agreement”) with Broadcom agreeing to stand for election as a Broadcom Nominee in our proxy solicitation relating to the Annual Meeting (the “Proxy Solicitation”) and, if elected, to serve as a director of Qualcomm. Pursuant to the Nomination Agreements, Broadcom has agreed to pay each of the Broadcom Nominees $100,000 in cash, payable in two installments as follows: (i) $60,000 upon execution of the Nomination Agreement, and (ii) $40,000 upon Broadcom or Qualcomm publicly announcing that the applicable Broadcom Nominee’s name has been formally submitted to Qualcomm as a proposed nominee of Broadcom for the Annual Meeting. Each Broadcom Nominee is required to reimburse to Broadcom the full amount of the fee paid if, prior to the completion of the Proxy Solicitation, such Broadcom Nominee voluntarily withdraws from serving as a nominee or otherwise refuses to serve as a director of Qualcomm upon election. In addition, Broadcom will reimburse each Broadcom Nominee for certain expenses incurred in connection with the Proxy Solicitation.

The Nomination Agreements also provide that, subject to certain limitations, Broadcom will indemnify each Broadcom Nominee against any and all losses, claims, damages, penalties, judgments, awards, settlements, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys’ fees, costs, expenses and disbursements) incurred by such Broadcom Nominee (a) in the event that (i) such Broadcom Nominee becomes a party, or is threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof relating to such Broadcom Nominee’s role as a nominee of Broadcom (a “Proceeding”), or (ii) such Broadcom Nominee is called to testify or give a deposition in any Proceeding (whether or not such Broadcom Nominee is a party or is threatened to be made a party to such Proceeding), or (b) otherwise arising from or in connection with or relating to Broadcom’s solicitation of proxies in respect of the Annual Meeting, including, in each case, the advancement to such Broadcom Nominee of all reasonable attorneys’ costs and expenses incurred by such Broadcom Nominee in connection with any Proceeding.

Broadcom and each Broadcom Nominee acknowledge in the Nomination Agreements that if elected to the Qualcomm Board, all of such Broadcom Nominees’ activities and decisions as a director of Qualcomm will be governed by applicable law and subject to such Broadcom Nominee’s fiduciary duty to Qualcomm and to the stockholders of Qualcomm and, as a result, that there is and can be no agreement between such Broadcom Nominee and Broadcom which governs the decisions that such Broadcom Nominee will make as a director of Qualcomm. Each Broadcom Nominee has agreed in the Nomination Agreement that, if elected, such Broadcom Nominee will exercise his or her independent judgment in all matters before the Qualcomm Board in accordance with such Broadcom Nominee’s fiduciary duties.

If elected to the Qualcomm Board, the Broadcom Nominees will not receive any compensation from Broadcom or any of its affiliates for their service as directors of Qualcomm.

Each Broadcom Nominee also entered into a non-disclosure agreement (a “Non-Disclosure Agreement”) with Broadcom agreeing not to disclose certain information provided to such Broadcom Nominee by or on behalf of Broadcom without the consent of Broadcom. The Non-Disclosure Agreements provide that should such Broadcom Nominee be elected to the Qualcomm Board, nothing in the Non-Disclosure Agreement will prohibit such person from complying with his or her fiduciary duties to Qualcomm and its stockholders.

Copies of the form of Nomination Agreement and form of Non-Disclosure Agreement are attached as Annex C and Annex D, respectively, to this proxy statement, and the foregoing summary is qualified in their entirety by reference to the full text of such agreements.

Compensation of Qualcomm’s Directors

If elected to the Qualcomm Board, the Broadcom Nominees will not receive any additional compensation from Broadcom, and will not receive indemnification from us for their service as directors of Qualcomm. We expect, however, that they will receive whatever compensation the Qualcomm Board has established for non-employee directors of Qualcomm unless and until the Qualcomm Board determines to change such compensation.

Information concerning Qualcomm’s compensation for non-employee directors is set forth in the Qualcomm proxy statement, and such information is incorporated herein by reference.

We also expect that each of the Broadcom Nominees, if elected, would be indemnified by Qualcomm for service as a director to the same extent indemnification is provided to other Qualcomm directors under Qualcomm’s Certificate of Incorporation and Bylaws. In addition, we expect that, upon election, the Broadcom Nominees would be covered by Qualcomm’s director and officer liability insurance, if any, and be entitled to any other benefits made available to the other non-employee directors of Qualcomm.

All information regarding Qualcomm’s director compensation and benefits arrangements set forth or incorporated by reference in this proxy statement is derived solely from Qualcomm’s public filings with the SEC and Broadcom disclaims any responsibility for the foregoing.

Interests of the Broadcom Nominees and Additional Information

As described above, we expect that each of the Broadcom Nominees, if elected, will be entitled to receive compensation customarily paid by Qualcomm to its non-employee directors. We expect that each of the Broadcom Nominees, if elected, will be indemnified for service as a director of Qualcomm to the same extent indemnification is provided to the current directors of Qualcomm and that each Broadcom Nominee will be covered by Qualcomm’s director and officer liability insurance.

Other than as described in this proxy statement, none of the Broadcom Nominees has a substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting.

The Broadcom Nominees have furnished additional information set forth in Annex A to this proxy statement.

WE STRONGLY URGE YOU TO VOTE “FOR” THE BROADCOM NOMINEES AND TO USE THE BLUE PROXY CARD OR BLUE VOTING INSTRUCTION FORM TO AUTHORIZE A PROXY TO VOTE “FOR” THE ELECTION OF SAMIH ELHAGE, RAUL J. FERNANDEZ, MICHAEL S. GELTZEILER, STEPHEN J. GIRSKY, DAVID G. GOLDEN, VERONICA M. HAGEN, JULIE A. HILL, JOHN H. KISPERT, GREGORIO REYES, THOMAS S. VOLPE AND HARRY L. YOU TO SERVE ON THE QUALCOMM BOARD AS DIRECTORS FOR ONE-YEAR TERMS EXPIRING AT QUALCOMM’S 2019 ANNUAL MEETING OF STOCKHOLDERS AND UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED, IN ACCORDANCE WITH QUALCOMM’S CERTIFICATE OF INCORPORATION AND BYLAWS, TO REPLACE THE ELEVEN CURRENT DIRECTORS OF QUALCOMM WHOSE TERMS EXPIRE AT THE ANNUAL MEETING.

We urge you NOT to sign or return Qualcomm’s WHITE proxy card or instruction form, or otherwise provide proxies sent to you by Qualcomm. If you have already done so, you may revoke your previously signed WHITE proxy by signing and returning a later-dated BLUE proxy card or BLUE voting instruction form in the enclosed postage-paid envelope, by submitting a proxy by telephone or Internet (instructions appear on your BLUE proxy card or BLUE voting instruction form), by attending the Annual Meeting and voting in person or by delivering a written notice of revocation to Broadcom c/o D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005, or to the Corporate Secretary of Qualcomm at Qualcomm, 5775 Morehouse Drive, N-520I, San Diego, California 92121-1714, Attention: Corporate Secretary, or any other address provided by Qualcomm for these purposes. Only your latest dated proxy or your vote in person at the Annual Meeting will be counted.

Please note that if your shares of Qualcomm common stock are held in “street name” by a brokerage firm, bank or other nominee, you must follow the instructions set forth in the BLUE voting instruction form provided by your brokerage firm, bank or other nominee to vote your shares or revoke your earlier vote.

Alternate Nominees

On December 4, 2017, Broadcom gave notice to Qualcomm of its intention to nominate the Broadcom Nominees for election at the Annual Meeting and to propose the Bylaw Proposal for action at the Annual Meeting. Broadcom also provided the names of four potential alternate nominees, Marc E. Jones, Jonathan R. Macey, Patrice E. Merrin and Lloyd G. Trotter (collectively, the “Alternate Nominees”) that Broadcom intends to nominate at the Annual Meeting if (1) Qualcomm purports to increase the number of directorships; (2) Qualcomm makes or announces any changes to the Bylaws or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of the Broadcom

Nominees and/or (3) any of the Broadcom Nominees is unable or becomes unwilling for any reason to serve as a director of Qualcomm. If Broadcom nominates one or more of the Alternate Nominees in the circumstances described above, Broadcom will use the BLUE proxy card to vote for one or more of the Alternate Nominees, in Broadcom’s discretion, in addition to the Broadcom Nominees or in place of such Broadcom Nominee, as applicable. Each of the Alternate Nominees has signed a Nomination Agreement and Non-Disclosure Agreement and agreed to being named as a nominee in this proxy statement and has confirmed his or her willingness to serve on the Qualcomm Board if elected.

Additional information about the Alternate Nominees is included in Annex A to this proxy statement, and all references in Annex A to Broadcom Nominees shall be deemed to include the Alternate Nominees. Disclosures regarding the Broadcom Nominees in this proxy statement shall also be deemed to apply to Alternate Nominees unless the context otherwise requires.

The Alternate Nominees have furnished the following information regarding their principal occupations, business experience and certain other information.

Name and Business Address	Age	Principal Occupation or Employment During the Past Five Years
Marc E. Jones c/o Aeris Communications 1745 Technology Dr., Suite 700 San Jose, CA 95110	59

Marc E. Jones is Chairman and Chief Executive Officer of Aeris, an Internet of Things solutions provider. Mr. Jones has been Chairman since 2006 and Chief Executive Officer since 2009.

From 1998 to 2004, Mr. Jones served as the President and Chief Executive Officer of Visionael Corporation, a leading provider of security and network management solutions. From 1993 to 1997, he served as President and Chief Operating Officer of Madge Networks, a company that provided global managed network services and product solutions, in a period that included Madge’s initial public offering.

Mr. Jones served as Senior Vice President for Chips & Technologies, a fabless semiconductor company, from 1988 to 1992, as Vice President of Corporate Finance for the investment banking firm of L.F. Rothschild, Unterberg, Towbin from 1986 and Senior Vice President in 1987 and practiced as a corporate attorney at Pillsbury, Madison and Sutro from 1982 to 1985.

Mr. Jones serves as the Chairman of the board of directors of Management Leadership for Tomorrow, a national nonprofit organization that equips underrepresented minorities with the skills, coaching, and relationships that are required to become high-impact leaders, and serves on the board of directors of the California Health Care Foundation, a nonprofit organization dedicated to advancing meaningful, measurable improvements in the way the health care delivery system provides care to the people of California. He was previously served on the Board of Visitors for Stanford Law School, the Stanford Athletic Board, and the Board of Working Partnerships USA. Mr. Jones also served as Chair of the National Cyber Security Partnership’s Enterprise Task Force and was a director of Hound Labs Inc., a private company.

Mr. Jones received a B.A. from Stanford University and a J.D. from Stanford University Law School.

We believe Mr. Jones is qualified to serve on the Qualcomm Board because of his extensive management experience at various technology-driven companies.

Name and Business Address	Age	Principal Occupation or Employment During the Past Five Years
Jonathan R. Macey Yale Law School 127 Wall Street New Haven, CT 06511	62

Jonathan R. Macey has been the Sam Harris Professor of Corporate Law, Corporate Finance and Securities Law at Yale University, and a Professor in the Yale School of Management since 2004. Professor Macey is also a Member of the Executive Committee of the Yale Law School Center for the Study of Corporate Law and Chair of the Yale University Advisory Committee on Ethical Investing, which advises Yale’s governing body, the Yale Corporation, on ethical issues related to the investment of the assets in Yale’s endowment. Professor Macey is also a member of the Provost’s Standing Advisory & Appointments Committee for the Yale School of Management.

From 1991 until joining the Yale faculty, Professor Macey was employed by Cornell University, most recently as the J. DuPratt White Professor of Law and Director of the John M. Olin Program in Law and Economics at Cornell Law School and Professor of Law and Business at the Cornell University Johnson Graduate School of Business. Professor Macey is the author of several books on corporate law and banking law, and over 150 scholarly articles. He has served as a member of the Legal Advisory Committee to the Board of Directors of the New York Stock Exchange and the National Adjudicatory Council of the National Association of Securities Dealers.

From 2008 to 2009, Professor Macey served on the board of directors of WCI Communities, Inc., a homebuilding company. WCI Communities filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in August 2008 and emerged from bankruptcy in September of 2009, during the time Professor Macey served on its board of directors.

Professor Macey earned his B.A. from Harvard College and his J.D. from Yale Law School. In 1996, he received a Ph.D. honoris causa from the Stockholm School of Economics. Following law school, Professor Macey was law clerk to Judge Henry J. Friendly on the U.S. Court of Appeals for the Second Circuit.

We believe Professor Macey is qualified to serve on the Qualcomm Board because of his expertise in corporate governance, securities law and finance obtained through his long and distinguished career as a professor of corporate law, as well as his prior experience as a public company director.

Patrice E. Merrin No business address separate from personal residence	69

Patrice E. Merrin is a retired international business executive.

Ms. Merrin has served on the board of directors of Glencore plc, a multinational commodity trading and mining company, since 2014, Kew Media Group Inc., a global media company, since February 2017, and Arconic Inc., a manufacturer of aluminum components and products, since May 2017.

Previously, Ms. Merrin served on the board of directors of Stillwater Mining Company, a palladium and platinum mining company, from 2013 until Stillwater was sold in May 2017, Novadaq Technologies Inc., a developer of florescence imaging solutions, from 2015 until Novadaq was sold in September 2017, CML HealthCare Inc., a leading provider of private laboratory testing services, from 2008 to 2013, including as Chairman from

Name and Business Address	Age	Principal Occupation or Employment During the Past Five Years

2011 to 2013, Ornge, Ontario’s air ambulance service, from 2012 to 2015, Enssolutions Group Inc., a provider of engineered environmental applications for mine tailings control, process dust and stockpile sealing, from 2009 to 2011 and of the NB Power Group, which generates and distributes electricity from nuclear, hydro, wind and oil, from 2007 to 2009.

Ms. Merrin was also a director of Climate Change and Emissions Management Corporation, created to support Alberta’s initiatives on climate change and the reduction of emissions, from 2009 to 2014.

From 2005 to 2006, Ms. Merrin served as President, Chief Executive Officer and a director of Luscar Ltd., Canada’s largest producer of thermal coal, and as Executive Vice President from 2004 to 2005. Before joining Luscar, from 1999 to 2004, Ms. Merrin was Executive Vice President and Chief Operating Officer of Sherritt International Corporation, a diversified international natural resources company. Ms. Merrin was a member of the National Advisory Panel on Sustainable Energy Science & Technology from 2005 to 2006, and from 2003 to 2006, was a member of Canada’s National Round Table on the Environment and the Economy.

Ms. Merrin holds a B.A. from Queen’s University in Kingston, Ontario, and has completed the Advanced Management Programme at INSEAD.

We believe Ms. Merrin is qualified to serve on the Qualcomm Board because of her experience serving on boards of directors considering significant business combination transactions, and her expertise managing complex manufacturing, international business and regulatory issues that she has developed as an executive and a director of multinational public companies.

Lloyd G. Trotter c/o: GenNx360 Capital Partners 590 Madison Ave., 27th Fl. New York, NY 10022	71

Lloyd G. Trotter is the founder, and since 2007 has been a managing partner of, GenNX 360 Capital Partners, a private equity firm focused on industrial business-to-business companies.

Mr. Trotter had almost 38 years of experience at General Electric Company (“GE”), a diversified technology, media and financial services company. He was the Vice Chairman of GE and President and Chief Executive Officer of GE Industrial, one of GE’s principal businesses, a role he assumed in 2006 and held until his retirement in 2008. Mr. Trotter previously was Executive Vice President of Operations of GE and, from 2004 to 2006, he served as President and Chief Executive Officer of GE Consumer and Industrial, a role he assumed following the 2004 merger of GE’s Consumer Products, Industrial Systems and Supply businesses. Mr. Trotter began his GE career in 1970 and held various production, technology and management positions in several GE businesses before being named a GE Senior Vice President and President and Chief Executive Officer of Industrial Systems in 1998.

Mr. Trotter has served on the board of directors of Textron Inc., a multi-industry company with global aircraft, defense, industrial and finance business, since 2008 and Meritor, Inc., a supplier of integrated systems, modules and components to the commercial vehicle, transportation and industrial sectors, since 2015.

From 2008 to May 2017, Mr. Trotter served on the board of directors of PepsiCo, Inc., a global food and beverage company, and from 2008 to 2013 he served on the supervisory board of Daimler AG, an auto manufacturer.

Name and Business Address	Age	Principal Occupation or Employment During the Past Five Years

Mr. Trotter holds a B.S. and an honorary doctorate from Cleveland State University.

We believe Mr. Trotter is qualified to serve on the Qualcomm Board because of his extensive experience in business operations, finance and information technology gained from his many years working in global leadership roles at GE, as well as his broad management experience and significant experience managing complex corporate governance and executive compensation issues.

PROPOSAL 2: BYLAW PROPOSAL

We are proposing to amend any provision of the Bylaws adopted without stockholder approval up to and including the date of the Annual Meeting that changes the Bylaws in any way from the version that was publicly filed with the SEC on July 15, 2016. Except as discussed below, we are not currently aware of any Bylaws or Bylaw amendments that would be changed by this proposal, but we believe that it is in the best interests of Qualcomm and its stockholders that the Bylaws not be further amended by the Qualcomm Board without the approval of Qualcomm stockholders. The purpose of the Bylaw Proposal is to prevent the incumbent directors of Qualcomm from undermining Qualcomm’s corporate governance regime by amending the Bylaws whether in an attempt to impede the nomination or potential election of the Broadcom Nominees or otherwise. Accordingly, we will propose the following resolution before the Annual Meeting:

“RESOLVED, that the Bylaws be, and hereby are, amended to undo any amendment to the Bylaws adopted without stockholder approval through the date of the Annual Meeting that changes the Bylaws in any way from the version that was publicly filed with the Securities and Exchange Commission on July 15, 2016.”

As discussed in further detail in the Qualcomm proxy statement, the Qualcomm Board has passed a resolution amending the Bylaws, effective upon the filing of an amended Certificate of Incorporation, to decrease the voting percentage required to amend the Bylaws or to remove a director without cause to a majority of the then-outstanding shares of Qualcomm voting stock.

The Qualcomm proxy statement contends that, if the Bylaw Proposal is adopted, it would result in the Bylaws conflicting with the amendments to the Certificate of Incorporation, if any such amendments are approved at the Annual Meeting, and therefore urges stockholders to vote against the Bylaw Proposal. However, because the scope of the Bylaw Proposal is limited only to amendments adopted without stockholder approval through the date of the Annual Meeting, should Qualcomm’s stockholders vote in favor of Proposal 5, the Qualcomm Board would be able to readily resolve to amend the Bylaws thereafter to implement any amendment necessary to conform the Bylaws to any stockholder-approved changes to the Certificate of Incorporation. Therefore, we believe the procedural matter raised in the Qualcomm proxy statement is irrelevant and would not delay or otherwise inhibit the implementation of any stockholder-approved amendments to the Certificate of Incorporation.

Furthermore, we believe that, should Proposal 5 be approved by Qualcomm’s stockholders, a subsequent resolution by the Qualcomm Board to amend the Bylaws to conform to the amendments to the Certificate of Incorporation contemplated by Proposal 5 would be entirely consistent with the spirit of the Bylaw Proposal—namely, to ensure that the Qualcomm stockholders’ rights are not unilaterally limited by the Qualcomm Board without stockholder approval in connection with any attempt by the Qualcomm Board to entrench itself at the expense of a compelling, value-enhancing transaction for the Qualcomm stockholders.

We believe any inconsistency in the Certificate of Incorporation and Bylaws, if Proposal 5 is approved, could be expediently resolved without any negative consequences following the Annual Meeting by the Qualcomm Board regardless of the vote on the Bylaw Proposal.

Further, we note that it is well settled as a matter of Delaware law, which governs the Certificate of Incorporation and Bylaws, that any inconsistency between a certificate of incorporation and bylaws will be resolved in favor of the certificate of incorporation and the inconsistent bylaw provision will be considered a nullity. Accordingly, any purported conflict that Qualcomm alleges would result from adopting the Bylaw Proposal will not in fact be a conflict at all, as any such inconsistent Bylaw provision will not be given any effect under Delaware law.

Accordingly, we urge you not to be persuaded by Qualcomm’s contentions as to the effect of the Bylaw Proposal on proposed amendments to the Certificate of Incorporation. Vote FOR the Bylaw Proposal to prevent the incumbent directors of Qualcomm from undermining Qualcomm’s corporate governance regime by amending the Bylaws whether in an attempt to impede the nomination or potential election of the Broadcom Nominees or otherwise.

Qualcomm’s Bylaws provide that the Bylaws may be altered or amended or new bylaws adopted by the affirmative vote of at least 66 2/3% of the voting power of all of the then-outstanding shares of Qualcomm voting stock (which currently consists only of Qualcomm common stock).

BROADCOM STRONGLY RECOMMENDS A VOTE “FOR” THE RESOLUTION TO AMEND THE BYLAWS TO UNDO ANY AMENDMENT THAT WAS ADOPTED WITHOUT STOCKHOLDER APPROVAL UP TO AND INCLUDING THE DATE OF THE ANNUAL MEETING THAT CHANGES THE BYLAWS IN ANY WAY FROM THE VERSION THAT WAS PUBLICLY FILED WITH THE SEC ON JULY 15, 2016.

THE OTHER PROPOSALS

In addition to soliciting proxies for the Nomination Proposal and the Bylaw Proposal, the Qualcomm proxy statement indicates that five other matters will be voted upon at the Annual Meeting. Set forth below are descriptions of such proposals, based solely on the disclosure in the Qualcomm proxy statement.

PROPOSAL 3: RATIFICATION OF SELECTION OF INDEPENDENT PUBLIC ACCOUNTANTS

As discussed in further detail in the Qualcomm proxy statement, the Audit Committee of the Qualcomm Board (the “Qualcomm Audit Committee”) has selected PricewaterhouseCoopers LLP (“PwC”) as Qualcomm’s independent public accountants for the fiscal year ending September 30, 2018, and the Qualcomm Board has directed that Qualcomm management submit this selection for ratification by the stockholders at the Annual Meeting.

As indicated in the Qualcomm proxy statement, if the Qualcomm stockholders fail to ratify the selection of PwC, the Qualcomm Audit Committee will reconsider whether or not to retain PwC. Even if the selection is ratified, the Qualcomm Audit Committee at its discretion may direct the appointment of different independent public accountants at any time during the year if it determines that such a change would be in the best interests of Qualcomm and its stockholders.

The affirmative vote of a majority of the votes cast at the Annual Meeting at which a quorum is present is required to approve this proposal.

The Qualcomm proxy statement contains certain additional information regarding Proposal 3 (referred to as Proposal 2 in the Qualcomm proxy statement).

BROADCOM DOES NOT OBJECT TO THE RATIFICATION OF THE QUALCOMM AUDIT COMMITTEE’S SELECTION OF PWC AND RECOMMENDS A VOTE “FOR” PROPOSAL 3. IF BROADCOM DOES NOT RECEIVE SPECIFIC VOTING INSTRUCTIONS FROM STOCKHOLDERS, BROADCOM INTENDS TO VOTE “FOR” PROPOSAL 3. MARKED BLUE PROXY CARDS WILL BE VOTED AS DIRECTED.

PROPOSAL 4: ADVISORY VOTE FOR APPROVAL OF QUALCOMM’S EXECUTIVE COMPENSATION

As discussed in further detail in the Qualcomm proxy statement, the stockholder advisory vote, commonly known as “Say-on-Pay” is required pursuant to Section 14A of the Securities Exchange Act of 1934, as amended, and gives Qualcomm’s stockholders the opportunity to approve or not approve, on a non-binding advisory basis, the compensation paid to Qualcomm’s named executive officers. At the 2014 annual meeting of Qualcomm stockholders, stockholders voted to require that the “Say-on-Pay” vote be held annually.

As indicated in the Qualcomm proxy statement, Qualcomm stockholders will be asked to vote on the following resolution at the Annual Meeting:

“Resolved, that the stockholders of QUALCOMM Incorporated hereby approve, on a non-binding advisory basis, the compensation paid to the Company’s named executive officers, as disclosed in this proxy statement, including in the Compensation Discussion and Analysis, compensation tables and narrative disclosures.”

As noted in the Qualcomm proxy statement, because your vote is advisory, it will not be binding upon Qualcomm, the Qualcomm Board or the Qualcomm Compensation Committee. However, the Qualcomm proxy statement indicates that Qualcomm’s Compensation Committee will take into account the outcome of this vote when considering future compensation decisions.

The affirmative vote of a majority of the votes cast at the Annual Meeting at which a quorum is present is required to approve this proposal.

The Qualcomm proxy statement contains certain additional information regarding Proposal 4 (referred to as Proposal 3 in the Qualcomm proxy statement).

BROADCOM MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 4 AND INTENDS TO “ABSTAIN” WITH RESPECT TO THIS PROPOSAL IF BROADCOM DOES NOT RECEIVE SPECIFIC VOTING INSTRUCTIONS FROM STOCKHOLDERS. MARKED BLUE PROXY CARDS WILL BE VOTED AS DIRECTED.

PROPOSAL 5: APPROVAL OF AMENDMENT TO THE AMENDED AND RESTATED QUALCOMM INCORPORATED 2001 EMPLOYEE STOCK PURCHASE PLAN, AS AMENDED, TO INCREASE THE SHARE RESERVE BY 30,000,000 SHARES

As discussed in further detail in the Qualcomm proxy statement, in December 2000, Qualcomm adopted the 2001 Employee Stock Purchase Plan (the “ESPP”), which originally became effective on February 27, 2001. Since then, the ESPP has been amended ten times, most recently as of December 3, 2017. As noted in the Qualcomm proxy statement, on that date, the Qualcomm Compensation Committee amended the ESPP to increase the number of shares of its common stock available for issuance under the ESPP by 30,000,000 shares, subject to stockholder approval.

The affirmative vote of a majority of the votes cast at the Annual Meeting, at which a quorum is present, is required to approve this proposal.

The Qualcomm proxy statement contains certain additional information regarding Proposal 5 (referred to as Proposal 4 in the Qualcomm proxy statement).

BROADCOM MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 5 AND INTENDS TO “ABSTAIN” WITH RESPECT TO THIS PROPOSAL IF BROADCOM DOES NOT RECEIVE SPECIFIC VOTING INSTRUCTIONS FROM STOCKHOLDERS. MARKED BLUE PROXY CARDS WILL BE VOTED AS DIRECTED.

PROPOSAL 6: ELIMINATION OF CERTAIN SUPERMAJORITY VOTING PROVISIONS RELATING TO REMOVAL OF DIRECTORS FROM THE CERTIFICATE OF INCORPORATION

As discussed in further detail in the Qualcomm proxy statement, the Qualcomm Board approved amendments to the Certificate of Incorporation to eliminate supermajority voting requirements relating to removal of directors without cause.

Assuming that a quorum is present, the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of Qualcomm voting stock (which currently consists only of Qualcomm common stock) is required to approve these amendments.

The Qualcomm proxy statement contains certain additional information regarding Proposal 6 (referred to as Proposal 5 in the Qualcomm proxy statement).

BROADCOM RECOMMENDS A VOTE “FOR” PROPOSAL 6. IF BROADCOM DOES NOT RECEIVE SPECIFIC VOTING INSTRUCTIONS FROM STOCKHOLDERS, BROADCOM INTENDS TO VOTE “FOR” PROPOSAL 6. MARKED BLUE PROXY CARDS WILL BE VOTED AS DIRECTED.

PROPOSAL 7: ELIMINATION OF CERTAIN SUPERMAJORITY VOTING PROVISIONS RELATING TO AMENDMENTS AND OBSOLETE PROVISIONS FROM THE CERTIFICATE OF INCORPORATION

As discussed in further detail in the Qualcomm proxy statement, the Qualcomm Board approved amendments to the Certificate of Incorporation to eliminate supermajority voting requirements relating to the amendment of the Bylaws and certain other provisions of the Certificate of Incorporation. The Qualcomm Board also approved amendments to delete certain obsolete provisions from the Certificate of Incorporation.

Assuming that a quorum is present, the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of Qualcomm voting stock (which currently consists only of Qualcomm common stock) is required to approve these amendments.

The Qualcomm proxy statement contains certain additional information regarding Proposal 7 (referred to as Proposal 6 in the Qualcomm proxy statement).

BROADCOM RECOMMENDS A VOTE “FOR” PROPOSAL 7. IF BROADCOM DOES NOT RECEIVE SPECIFIC VOTING INSTRUCTIONS FROM STOCKHOLDERS, BROADCOM INTENDS TO VOTE “FOR” PROPOSAL 7. MARKED BLUE PROXY CARDS WILL BE VOTED AS DIRECTED.

PROPOSAL 8: ELIMINATION OF PROVISIONS IN THE CERTIFICATE OF INCORPORATION REQUIRING A SUPERMAJORITY VOTE FOR CERTAIN TRANSACTIONS WITH INTERESTED STOCKHOLDERS

As discussed in further detail in the Qualcomm proxy statement, the Qualcomm Board approved amendments to the Certificate of Incorporation to eliminate Article VIII from the Certificate of Incorporation, which contains requirements (commonly referred to as a “fair price provision”) applicable to certain “business combination” transactions with any individual, partnership, corporation or other entity, which together with its affiliates and associates, beneficially owns at least 15% of the voting power of the then-outstanding Qualcomm voting stock.

Assuming a quorum is present, the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of Qualcomm voting stock (which currently consists only of Qualcomm common stock) is required to approve this amendment.

The Qualcomm proxy statement contains certain additional information regarding Proposal 8 (referred to as Proposal 7 in the Qualcomm proxy statement).

BROADCOM RECOMMENDS A VOTE “FOR” PROPOSAL 8. IF BROADCOM DOES NOT RECEIVE SPECIFIC VOTING INSTRUCTIONS FROM STOCKHOLDERS, BROADCOM INTENDS TO VOTE “FOR” PROPOSAL 8. MARKED BLUE PROXY CARDS WILL BE VOTED AS DIRECTED.

OTHER MATTERS

As of the date of this proxy statement, Broadcom does not know of any other matters to be presented for approval by Qualcomm’s stockholders at the Annual Meeting. If, however, other matters are properly presented, but were not known a reasonable time prior to the mailing of this proxy statement, the persons named in the enclosed BLUE proxy card or BLUE voting instruction form will vote the common stock of Qualcomm represented thereby in accordance with their discretion pursuant to the authority granted in the proxy.

VOTING AND PROXY PROCEDURES

Securities Entitled to Vote

Qualcomm has fixed the close of business on January 8, 2018, as the record date for determining the Qualcomm stockholders who will be entitled to vote at the Annual Meeting. Accordingly, if you own shares of Qualcomm common stock at the close of business on January 8, 2018, you have the right to vote on all matters presented for stockholder action at the Annual Meeting.

According to the Qualcomm proxy statement, there were 1,480,385,450 shares of Qualcomm common stock outstanding as of January 2, 2018. Each share of Qualcomm common stock is entitled to one vote on each matter properly brought before the meeting.

As of the date of this proxy statement, Broadcom beneficially owns 916,271 shares of Qualcomm common stock, of which 1,000 shares are owned of record by Broadcom Corporation. Broadcom intends to vote all its shares of Qualcomm common stock “FOR” each of the Broadcom Nominees and “FOR” the Bylaw Proposal. Broadcom intends to vote all its shares of Qualcomm common stock “FOR” Proposal 3 (to ratify the selection of Qualcomm’s independent public accountants), Proposal 6 (elimination of certain supermajority voting provisions relating to removal of directors from the Certificate of Incorporation), Proposal 7 (elimination of certain supermajority voting provisions relating to amendments and obsolete provisions from the Certificate of Incorporation) and Proposal 8 (elimination of certain supermajority voting provisions for transactions with interested stockholders from the Certificate of Incorporation), and intends to ABSTAIN with respect to Proposal 4 (advisory vote for approval of compensation paid to Qualcomm’s named executive officers) and Proposal 5 (approval of an amendment to Qualcomm’s 2001 Employee Stock Purchase Plan).

Quorum; Vote Required

The quorum and vote requirements described in this proxy statement are based on Qualcomm’s Certificate of Incorporation as filed with the SEC on July 20, 2016 and Bylaws as filed with the SEC on July 15, 2016 and the Qualcomm proxy statement.

Qualcomm’s Certificate of Incorporation and Bylaws provide that directors are to be elected at each annual meeting of stockholders to hold office until the next annual meeting of stockholders and until their respective successors are elected and qualified. Vacancies on the Qualcomm Board resulting from death, resignation, disqualification, removal or other causes may be filled by either the affirmative vote of the holders of a majority of the then-outstanding shares of common stock or by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum of the Qualcomm Board is present. Newly created directorships resulting from any increase in the number of directors may, unless the Qualcomm Board determines otherwise, be filled only by the affirmative vote of the directors then in office, even if less than a quorum of the Qualcomm Board is present. Any director elected as a result of a vacancy shall hold office for a term expiring at the next annual meeting of stockholders and until such director’s successor has been elected and qualified.

Qualcomm’s Certificate of Incorporation provides that the number of directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Qualcomm Board. As of the date of this proxy statement, the Qualcomm Board has set the number of directors at 11. We expect that eleven directors will stand for election at the Annual Meeting.

In a contested election, director nominees are elected by a plurality of the votes cast. This means that the eleven nominees for director who receive the most votes will be elected to the Qualcomm Board.

With respect to the Bylaw Proposal, Qualcomm’s Bylaws provide that the Bylaws may be altered or amended or new bylaws adopted by the affirmative vote of at least 66 2/3% of the voting power of all of the then-outstanding shares of Qualcomm voting stock (which currently consists only of Qualcomm common stock).

The votes required to approve each of the Other Proposals to be considered by Qualcomm stockholders at the Annual Meeting are as follows:

•	Proposal 3: The affirmative vote of a majority of the votes cast is required to ratify the selection of PricewaterhouseCoopers LLP as Qualcomm’s independent registered public accountants described in the Qualcomm proxy statement.

•	Proposal 4: The affirmative vote of a majority of the votes cast is required for the approval of the advisory vote on executive compensation described in the Qualcomm proxy statement.

•	Proposal 5: The affirmative vote of a majority of the votes cast is required to approve the amendment to the Amended and Restated QUALCOMM Incorporated 2001 Employee Stock Purchase Plan.

•	Proposal 6: The affirmative vote of the holders of at least 66 2/3% of the outstanding shares of Qualcomm voting stock (which currently consists only of Qualcomm common stock) is required to approve the amendments to the Certificate of Incorporation to eliminate certain supermajority provisions relating to removal of directors.

•	Proposal 7: The affirmative vote of the holders of at least 66 2/3% of the outstanding shares of Qualcomm voting stock (which currently consists only of Qualcomm common stock) is required to approve the amendments to the Certificate of Incorporation to eliminate certain supermajority provisions relating to amendments and obsolete provisions.

•	Proposal 8: The affirmative vote of the holders of at least 66 2/3% of the outstanding shares of Qualcomm voting stock (which currently consists only of Qualcomm common stock) is required to approve the amendments to the Certificate of Incorporation to eliminate certain interested stockholder provisions.

Abstentions and broker non-votes will each be counted as present for purposes of determining the presence of a quorum but will have no effect on the vote to elect directors, Proposal 3 (to ratify the selection of Qualcomm’s independent public accountants), Proposal 4 (advisory vote for approval of compensation paid to Qualcomm’s named executive officers) or Proposal 5 (approval of an amendment to Qualcomm’s 2001 Employee Stock Purchase Plan), but will have the effect as a vote against the Bylaw Proposal, Proposal 6 (elimination of certain supermajority voting provisions relating to removal of directors from the Certificate of Incorporation), Proposal 7 (elimination of certain supermajority voting provisions relating to amendments and obsolete provisions from the Certificate of Incorporation) and Proposal 8 (elimination of certain supermajority voting provisions for transactions with interested stockholders from the Certificate of Incorporation).

Voting by Proxy

If your shares of Qualcomm common stock are registered in your own name, the accompanying BLUE proxy card will be voted in accordance with your instructions. You may submit a proxy in favor of the election of the Broadcom Nominees, the Bylaw Proposal and the Other Proposals by telephone, by Internet, or by simply signing, dating and returning the enclosed BLUE proxy card in the postage-paid envelope provided. You may direct your shares to be voted FOR the entire slate to fill the eleven Qualcomm Board seats up for election by marking the box titled “FOR ALL” under Proposal 1 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may withhold your vote for the entire slate of Broadcom Nominees by marking the box titled “WITHHOLD ALL” under Proposal 1 on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may withhold your vote from any one or more of the Broadcom Nominees by marking the box titled “FOR ALL EXCEPT THE BROADCOM NOMINEE(S) WRITTEN BELOW” under Proposal 1 and writing down the name of any such Broadcom Nominee for whom you are withholding your vote in the space provided on the enclosed BLUE proxy card and signing, dating and returning it in the accompanying postage-paid envelope. You may also submit a proxy by telephone or by Internet by following the instructions set forth in the enclosed BLUE proxy card. If your BLUE proxy card is signed and dated but no direction is given with respect to the election of Broadcom Nominees, your shares will be voted FOR the election of each of the Broadcom Nominees. If your BLUE proxy card is signed and dated but no direction is given with respect to the Bylaw Proposal, your shares will be voted FOR the approval of the Bylaw Proposal. If your BLUE proxy card is signed and dated but no direction is given with respect to the Other Proposals, your shares will be voted FOR Proposal 3, Proposal 6, Proposal 7 and Proposal 8, and ABSTAIN with respect to Proposal 4 and Proposal 5.

If your shares of Qualcomm common stock are held in “street name” by a brokerage firm, bank or other nominee, you must follow the instructions set forth in the BLUE voting instruction form provided by your brokerage firm, bank or other nominee to instruct them how to vote your shares.

BROADCOM STRONGLY RECOMMENDS A VOTE “FOR” THE NOMINATION PROPOSAL AND THE BYLAW PROPOSAL AT THE ANNUAL MEETING.

As of the date of this proxy statement, Broadcom does not know of any other matters to be presented for approval by Qualcomm’s stockholders at the Annual Meeting. If, however, other matters are properly presented, but were not known a reasonable time prior to the mailing of this proxy statement, the persons named as proxies in the enclosed BLUE proxy card or BLUE voting instruction form will vote the shares represented thereby in accordance with their discretion pursuant to the authority granted in the proxy.

Your vote is very important. If you do not plan to attend the Annual Meeting, we encourage you to read this proxy statement and sign and return your completed BLUE proxy card or BLUE voting instruction form prior to the Annual Meeting so that your shares will be represented and voted in accordance with your instructions. Even if you plan to attend the Annual Meeting in person, we recommend that you authorize a proxy to vote your Qualcomm shares in advance as described above so that your vote will be counted if you later decide not to attend the Annual Meeting. If your shares are held by a brokerage firm, bank or other nominee, you may vote your shares in person at the meeting only if you obtain a “legal” proxy from your brokerage firm, bank or other nominee.

Revocation of Proxies

A stockholder of record may revoke or change his or her proxy instructions, including proxies already given to Qualcomm, at any time prior to the vote at the Annual Meeting by:

1.	submitting a later-dated proxy by telephone or Internet as to how you would like your Qualcomm shares voted (instructions are on your BLUE proxy card);

2.	submitting a properly executed, later-dated BLUE proxy card;

3.	attending the Annual Meeting and revoking any previously submitted proxy by voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy); or

4.	delivering written notice of revocation either to Broadcom Limited, c/o D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, New York 10005 or to Qualcomm’s Corporate Secretary in writing at Qualcomm, 5775 Morehouse Drive, N-520I, San Diego, California 92121-1714, Attention: Corporate Secretary, or any other address provided by Qualcomm for these purposes.

Broadcom requests that a copy of any revocation delivered to Qualcomm be mailed to D.F. King & Co., Inc. at the address listed above, so that Broadcom will be aware of all revocations and can more accurately determine if and when the requisite proxies for the election of the Broadcom Nominees to the Qualcomm Board and the approval of the Bylaw Proposal have been received.

Please note that if your shares of Qualcomm common stock are held in “street name” by a brokerage firm, bank or other nominee, you must follow the instructions set forth in the BLUE voting instruction form provided by your brokerage firm, bank or other nominee to revoke your earlier vote. Submitting a later-dated BLUE voting instruction form by telephone or Internet, or mailing a later-dated BLUE voting instruction form, will revoke a previously cast vote.

Broadcom or D.F. King & Co., Inc. may contact Qualcomm stockholders who have revoked their proxies.

Attending the Annual Meeting

You are entitled to attend the Annual Meeting if you are a stockholder of record as of the close of business on the record date, January 8, 2018.

If you hold your shares of Qualcomm common stock in “street name” with a brokerage firm, bank or other nominee, then your name will not appear in Qualcomm’s register of stockholders. Those shares are held in your nominee’s name, on your behalf, and your nominee will be entitled to vote your shares. Shares for which a stockholder is the beneficial holder but not the stockholder of record may be voted in person at the Annual Meeting only if such stockholder obtains a “legal” proxy from the brokerage firm, bank, or other nominee that holds the stockholder’s shares.

NO APPRAISAL OR DISSENTER’S RIGHTS

Stockholders of Qualcomm will not have rights of appraisal or similar dissenter’s rights with respect to any of the matters identified in this proxy statement to be acted upon at the Annual Meeting.

SOLICITATION OF PROXIES

We will bear the entire expense of preparing and mailing this proxy statement and the total expenditures relating to our solicitation of BLUE proxy cards to vote at the Annual Meeting, including costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors and accountants, public relations, transportation and litigation. We may solicit your proxy by mail, telephone, email, Internet, facsimile, newspapers and other publications and personal solicitation. Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward our proxy materials to customers for whom such persons hold shares of Qualcomm common stock, and we will reimburse them for their reasonable out-of-pocket expenses for doing so.

D.F. King & Co., Inc., our proxy solicitation firm, has been retained to assist in this solicitation and will receive a fee of up to $2,500,000 for its services, plus reimbursement of reasonable out-of-pocket expenses. D.F. King & Co., Inc. will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. The firm will utilize approximately 200 persons in its solicitation efforts.

In addition, directors, executive officers and certain other employees of Broadcom may solicit proxies as part of their duties in the normal course of their employment without any additional compensation. Broadcom Nominees may also solicit proxies without any additional compensation.

We currently estimate that our total solicitation expenses will be approximately $25,000,000, excluding costs of any litigation. The actual amount could be higher or lower depending on the facts and circumstances arising in connection with any such solicitation. We have incurred de minimis expenditures to date in connection with this solicitation. We will not seek reimbursement from Qualcomm for the costs and expenses incurred in connection with this solicitation.

CERTAIN INFORMATION REGARDING BROADCOM

Broadcom is a leading designer, developer and global supplier of a broad range of semiconductor devices with a focus on complex digital and mixed signal complementary metal oxide semiconductor based devices and analog III-V based products. Broadcom has a history of innovation and offers thousands of products that are used in end products such as enterprise and data center networking, home connectivity, set-top boxes, broadband access, telecommunication equipment, smartphones and base stations, data center servers and storage systems, factory automation, power generation and alternative energy systems, and electronic displays. Broadcom has four reportable segments: wired infrastructure, wireless communications, enterprise storage and industrial & other, which align with our principal target markets.

Broadcom Limited is the successor to Avago Technologies Limited as a result of the business combination between Avago and Broadcom Corporation. Broadcom’s Singapore company registration number is 201505572G. The address of Broadcom Limited’s registered office and principal executive office is 1 Yishun Avenue 7, Singapore 768923, and Broadcom Limited’s telephone number there is +65-6755-7888.

Broadcom Corporation was indirectly acquired by Broadcom Limited on February 1, 2016 and is currently an indirect subsidiary of Broadcom Limited. The address of Broadcom Corporation’s principal executive office is 1320 Ridder Park Drive, San Jose, California 95131 and Broadcom Corporation’s telephone number there is 408-433-8000.

Additional information regarding Broadcom is set forth in Annex A to this proxy statement.

STOCKHOLDER PROPOSALS FOR THE 2019 ANNUAL MEETING

According to the Qualcomm proxy statement, the deadline for submitting a stockholder proposal for inclusion in Qualcomm’s proxy materials for Qualcomm’s 2019 annual meeting of stockholders is September 11, 2018. According to the Qualcomm proxy statement, stockholder nominations for director that are to be included in Qualcomm’s proxy materials under the proxy access provision of the Bylaws must be received no earlier than August 12, 2018 and no later than the close of business on September 11, 2018. According to the Qualcomm proxy statement, stockholder nominations for director and other proposals that are not to be included in such materials must be received no earlier than November 6, 2018 and no later than the close of business on December 6, 2018. According to the Qualcomm proxy statement, any such stockholder proposals or nominations for director must be submitted to Qualcomm’s Corporate Secretary in writing at 5775 Morehouse Drive, N-520H, San Diego, California 92121-1714. Based on the Bylaws and other publicly available information, such notice must set forth the information required by the provisions of the Bylaws dealing with stockholder proposals and nominations of directors.

CERTAIN ADDITIONAL INFORMATION

Information regarding security ownership of certain beneficial owners and management of Qualcomm is included in Annex B to this proxy statement.

The information concerning Qualcomm contained or incorporated by reference in this proxy statement and Annex B attached hereto has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to Qualcomm contained in publicly available information are inaccurate or incomplete, to date we have not had access to the books and records of Qualcomm in connection with this solicitation, were not involved in the preparation of such information and statements and are not in a position to verify any such information or statements.

This proxy statement is dated January 5, 2018. You should not assume that the information contained in this proxy statement is accurate as of any date other than such date, and the mailing of this proxy statement to stockholders shall not create any implication to the contrary.

You are advised to read this proxy statement and other relevant documents when they become available because they contain, and will contain, important information. You may obtain a free copy of this proxy statement and other relevant documents that we file with the SEC at the SEC’s website at http://www.sec.gov or by calling D.F. King & Co., Inc. at the address and phone numbers indicated above.

Please refer to Qualcomm’s annual report filed with the SEC and the Qualcomm proxy statement for certain additional information and disclosure required to be made by Qualcomm in connection with the Annual Meeting in accordance with applicable law. Also please refer to Annex A to this proxy statement for additional information about certain effects of this proxy solicitation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Broadcom. These statements include, but are not limited to, statements that address our expected future business and financial performance and statements about (i) the proposed transaction involving Broadcom and Qualcomm and the expected benefits of the proposed transaction, (ii) the expected benefits of acquisitions, (iii) our plans, objectives and intentions with respect to future operations and products, (iv) our competitive position and opportunities, (v) the impact of acquisitions on the market for our products, and (vi) other statements identified by words such as “will”, “expect”, “believe”, “anticipate”, “estimate”, “should”, “intend”, “plan”, “potential”, “predict”, “project”, “aim”, and similar words, phrases or expressions. These forward-looking statements are based on current expectations and beliefs of the management of Broadcom, as well as assumptions made by, and information currently available to, such management, current market trends and market conditions and involve risks and uncertainties, many of which are outside Broadcom’s and management’s control, and which may cause actual results to differ materially from those contained in forward-looking statements. Accordingly, you should not place undue reliance on such statements.

Particular uncertainties that could materially affect future results include risks associated with our proposal to acquire Qualcomm, including: (i) uncertainty regarding the ultimate outcome or terms of any possible transaction between Broadcom and Qualcomm, including as to whether Qualcomm will cooperate with us regarding the proposed transaction, (ii) the effects of the announcement of the proposed transaction on the ability of Broadcom and Qualcomm to retain customers, to retain and hire key personnel and to maintain favorable relationships with suppliers or customers, (iii) the timing of the proposed transaction, (iv) the ability to obtain regulatory approvals and satisfy other closing conditions to the completion of the proposed transaction (including shareholders approval), and (v) other risks related to the completion of the proposed transaction and actions related thereto; any loss of our significant customers and fluctuations in the timing and volume of significant customer demand; our dependence on contract manufacturing and outsourced supply chain; our dependency on a limited number of suppliers; any acquisitions we may make, such as delays, challenges and expenses associated with receiving governmental and regulatory approvals and satisfying other closing conditions, and with integrating acquired companies with our existing businesses and our ability to achieve the growth prospects and synergies expected by such acquisitions; our ability to accurately estimate customers’ demand and adjust our manufacturing and supply chain accordingly; our significant indebtedness, including the need to generate sufficient cash flows to service and repay such debt; dependence on a small number of markets and the rate of growth in these markets; dependence on and risks associated with distributors of our products; dependence on senior management; quarterly and annual fluctuations in our operating results; global economic conditions and concerns; our proposed redomiciliation of our ultimate parent company to the United States; our competitive performance and ability to continue achieving design wins with our customers, as well as the timing of any design wins; prolonged disruptions of our or our contract manufacturers’ manufacturing facilities or other significant operations; our ability to improve our manufacturing efficiency and quality; our dependence on outsourced service providers for certain key business services and their ability to execute to our requirements; our ability to maintain or improve gross margin; our overall cash tax costs, legislation that may impact our overall cash tax costs, and our ability to maintain tax concessions in certain jurisdictions; our ability to protect our intellectual property and the unpredictability of any associated litigation expenses; any expenses or reputational damage associated with resolving customer product warranty and indemnification claims; cyclicality in the semiconductor industry or in our target markets; our ability to sell to new types of customers and to keep pace with technological advances; market acceptance of the end products into which our products are designed; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

Our filings with the SEC, which you may obtain for free at the SEC’s website at http://www.sec.gov, discuss some of the important risk factors that may affect our business, results of operations and financial condition. We undertake no intent or obligation to publicly update or revise any of these forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

ANNEX A

ADDITIONAL INFORMATION REGARDING

BROADCOM, THE BROADCOM NOMINEES AND OTHER PARTICIPANTS IN THE SOLICITATION AND CERTAIN EFFECTS RELATED TO THE SOLICITATION

This Annex A sets forth certain information concerning Broadcom and each Broadcom Nominee and certain other persons identified in this Annex A (the “Other Participants” and, collectively with Broadcom and the Broadcom Nominees, the “Participants”), who are or may be participants in the solicitation of proxies from stockholders of Qualcomm by Broadcom in connection with the Annual Meeting, as well as certain effects related to the solicitation. Capitalized terms used but not otherwise defined in this Annex A have the meaning ascribed to them in the proxy statement to which this Annex A is attached. The terms “associate,” “affiliate” and “participant” used in connection with the statements in this Annex A have the meaning ascribed to them in the Exchange Act. All references in this Annex A to Broadcom Nominees shall be deemed to include the Alternate Nominees.

A.	BROADCOM NOMINEES

Other than as disclosed in this proxy statement, there is no arrangement or understanding between any of the Broadcom Nominees and any other person(s) pursuant to which any such Broadcom Nominee was or is to be elected as a director of Qualcomm or nominee of Broadcom for election to the Qualcomm Board.

During the past ten years, none of the Broadcom Nominees has been convicted in a criminal proceeding (other than traffic violations or similar misdemeanors).

The amount and class of securities of Qualcomm owned beneficially, directly or indirectly, by any of the Broadcom Nominees is set forth below:

Name	Type of Security	Ownership
Michael S. Geltzeiler	Common stock, $0.0001 par value	15 shares owned beneficially

John H. Kispert	Common stock, $0.0001 par value	60 shares owned beneficially

Except as set forth in this proxy statement, none of the Broadcom Nominees, or any associate of any Broadcom Nominee, owns beneficially, directly or indirectly, any securities of Qualcomm.

None of the Broadcom Nominees owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Qualcomm.

None of the Broadcom Nominees owns any securities of Qualcomm of record but not beneficially.

Except as set forth in this proxy statement, none of the Broadcom Nominees has purchased or sold within the past two years any securities of Qualcomm; provided that such securities may have been purchased or sold without his or her knowledge for accounts of such Broadcom Nominee managed by independent investment managers having control over the purchase and sale decisions with respect thereto.

No part of the purchase price or market value of the securities purchased or sold by any of the Broadcom Nominees in the last two years is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

None of the Broadcom Nominees is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Qualcomm, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

None of the Broadcom Nominees, or any of their respective associates or immediate family members (as such term is described in Item 404(a) of Regulation S-K promulgated under the Securities Act of 1933, as amended (“Regulation S-K”)), has had since the beginning of Qualcomm’s last fiscal year, a direct or indirect material interest in any transaction or currently proposed transaction, in which Qualcomm or any of its subsidiaries was or is to be a participant and the amount involved exceeds $120,000 or would otherwise be required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Other than as described in this proxy statement, none of the Broadcom Nominees, or any associate of any of the Broadcom Nominees, has any arrangement or understanding with any person with respect to any future employment by Qualcomm or its affiliates or with respect to any future transactions to which Qualcomm or any of its affiliates will or may be a party.

There are no material proceedings to which any Broadcom Nominee, or any associate of any such Broadcom Nominee, is a party adverse to Qualcomm or any of its subsidiaries or has a material interest adverse to Qualcomm or any of its subsidiaries.

There are no family relationships (as such term is defined in Item 401(d) of Regulation S-K) between any of the Broadcom Nominees or between any of the Broadcom Nominees and any director or executive officer of Qualcomm or any person nominated or chosen by Qualcomm to become a director or executive officer.

None of the Broadcom Nominees has any position or office with Qualcomm and no occupation or employment with which the Broadcom Nominees have been involved during the past five years was carried on with Qualcomm or any corporation or organization that is a parent, subsidiary or other affiliate of Qualcomm. None of the Broadcom Nominees has ever served on the Qualcomm Board.

Except as set forth in this proxy statement, none of the Broadcom Nominees have been involved in any legal proceedings during the past ten years that would be required to be disclosed under Item 401(f) of Regulation S-K.

None of the Broadcom Nominees, or any associate of any Broadcom Nominee, has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans or other compensation, from, or in respect of, services rendered on behalf of Qualcomm, or is subject to any arrangement described in Item 402 of Regulation S-K.

B.	PERSONS MAKING THE SOLICITATION AND OTHER PARTICIPANTS

The solicitation for election of the Broadcom Nominees and approval of the Bylaw Proposal will be made by Broadcom. Broadcom is also soliciting proxies with respect to the Other Proposals. For information regarding Broadcom, please see the section entitled “Certain Information Regarding Broadcom” of the proxy statement to which this Annex A is attached. For information regarding the Broadcom Nominees, please see the section entitled “Proposal: Election of the Broadcom Nominees” of the proxy statement to which this Annex A is attached. Information regarding the Other Participants is set forth below.

Under the applicable regulations of the SEC, directors, executive officers and certain other employees of Broadcom may be deemed to be participants in the solicitation of proxies from stockholders of Qualcomm by Broadcom in connection with the Annual Meeting. The following tables set forth the name and current principal occupation or employment of each director, executive officer and other employee of Broadcom who may be deemed a participant. Unless otherwise indicated, the current business address of each person is c/o Broadcom Limited, 1320 Ridder Park Drive, San Jose, California 95131, and each occupation set forth opposite an individual’s name refers to employment or directorship with Broadcom.

DIRECTORS

Name	Present Position with Broadcom Limited or Other Principal Occupation or Employment	Business Address of Organization of Principal Employment (if other than Broadcom Limited)
Hock E. Tan	President, Chief Executive Officer and Director

James V. Diller	Chairman

Lewis C. Eggebrecht	Director

Kenneth Y. Hao	Director; Managing Partner and Managing Director of Silver Lake Partners	2775 Sand Hill Road, Suite 100 Menlo Park, California 94025

Eddy W. Hartenstein	Director

Check Kian Low	Director; Founder and Manager of the Asia Pacific Offices of NewSmith Capital Partners LLP	7B Tong Watt Road Singapore 238013

Donald Macleod	Director

Peter J. Marks	Director; Chief Executive Officer of Executive Consultant	No business address separate from personal residence

Henry Samueli, Ph.D.	Chief Technical Officer and Director

Gayla J. Delly	Director

EXECUTIVE OFFICERS AND OTHER EMPLOYEES

Name	Present Position with Broadcom Limited
Hock E. Tan	President, Chief Executive Officer and Director

Thomas H. Krause Jr.	Vice President and Chief Financial Officer

Charlie B. Kawwas, Ph.D.	Senior Vice President and Chief Sales Officer

Henry Samueli, Ph.D.	Chief Technical Officer and Director

Bryan T. Ingram	Senior Vice President and General Manager, Wireless Semiconductor Division

Mark Brazeal	Chief Legal Officer

Ashish Saran	Director, Investor Relations

Kirsten M. Spears	Chief Accounting Officer, Vice President and Corporate Controller

C.	OTHER INFORMATION CONCERNING BROADCOM AND OTHER PARTICIPANTS

Broadcom intends to vote all its shares of Qualcomm common stock “FOR” each of the Broadcom Nominees and “FOR” the Bylaw Proposal.

Broadcom intends to vote all its shares of Qualcomm common stock “FOR” Proposal 3 (to ratify the selection of Qualcomm’s independent public accountants), Proposal 6 (elimination of certain supermajority voting provisions relating to removal of directors from the Certificate of Incorporation), Proposal 7 (elimination of certain supermajority voting provisions relating to amendments and obsolete provisions from the Certificate of Incorporation) and Proposal 8 (elimination of certain supermajority voting provisions for transactions with interested stockholders from the Certificate of Incorporation), and intends to ABSTAIN with respect to Proposal 4 (advisory vote for approval of compensation paid to Qualcomm’s named executive officers) and Proposal 5 (approval of an amendment to Qualcomm’s 2001 Employee Stock Purchase Plan).

None of Broadcom or any of the Other Participants has during the past ten years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

As of the date of this proxy statement, Broadcom Corporation is the record owner of 1,000 shares of Qualcomm common stock and Broadcom Limited and Broadcom Corporation are, together, the beneficial owners of 916,271 shares of Qualcomm common stock. By virtue of the fact that Broadcom Corporation is a subsidiary of BC Luxembourg S.a.r.l., which is a subsidiary of Broadcom Cayman Finance Ltd, which is a subsidiary of Avago Technologies Cayman Holdings Ltd, which is a subsidiary of Broadcom Cayman L.P., which is a subsidiary of Broadcom Limited, each of BC Luxembourg X.a.r.l., Broadcom Cayman Finance Ltd, Avago Technologies Cayman Holdings Ltd and Broadcom Cayman L.P. may also be deemed to be beneficial owners of the 916,271 shares of Qualcomm common stock of which Broadcom Limited and Broadcom Corporation are beneficial owners. Broadcom’s holdings represent less than 1% of the outstanding common stock of Qualcomm as of the date hereof. Broadcom intends, if necessary, to supplement this proxy statement to disclose any changes to Broadcom Corporation’s and Broadcom Limited’s record and beneficial ownership of shares of Qualcomm common stock as of the record date, and file revised definitive materials with the SEC.

The amount and class of securities of Qualcomm owned beneficially, directly or indirectly, by any of the Other Participants is set forth below:

Participant	Type of Security	Ownership
Mark Brazeal(1)	Common stock, $0.0001 par value	76 shares owned beneficially

Ken Hao	Common stock, $0.0001 par value	662 shares owned beneficially(2)

(1)	Mr. Brazeal and his spouse may be deemed to share beneficial ownership of these shares.
(2)	268 shares owned through Hao Family Trust u/a/d 10/22/99, 60 shares owned through Hao Family Capital, L.P. and 334 shares owned by Hao Family Foundation, which shares Mr. Hao may be deemed to beneficially own as a result of his investment and voting power.

Except as set forth in this proxy statement, (i) none of Broadcom, any of the Other Participants or any of their respective associates, owns beneficially, directly or indirectly, any securities of Qualcomm; (ii) none of Broadcom or any of the Other Participants owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Qualcomm; and (iii) none of Broadcom or any of the Other Participants owns any securities of Qualcomm of record but not beneficially.

No part of the purchase price or market value of the securities purchased or sold by Broadcom or any of the Other Participants in the last two years is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

None of Broadcom or any of the Other Participants is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Qualcomm, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Other than as described in this proxy statement, none of Broadcom, any of the Other Participants or any of their respective associates or immediate family members (as applicable, and as such term is described in Item 404(a) of Regulation S-K), has had since the beginning of Qualcomm’s last fiscal year, a direct or indirect material interest in any transaction or currently proposed transaction, in which Qualcomm was or is to be a participant and the amount involved exceeds $120,000 or would otherwise be required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Broadcom believes that the Broadcom Nominees, if elected, will exercise their independent judgment on all matters before the Qualcomm Board in accordance with their fiduciary duties to Qualcomm and the Qualcomm stockholders, will focus on the best value-enhancing strategy for Qualcomm stockholders and, in reviewing the proposed business combination transaction, will act in the best interests of Qualcomm and the Qualcomm stockholders in accordance with their fiduciary duties as directors. To the extent the election of the Broadcom Nominees may have an impact on Broadcom’s proposal for a business combination with Qualcomm, Broadcom could be considered to have an interest in the matters to be acted upon at the Annual Meeting.

Other than as described in this proxy statement, none of Broadcom, any of the Other Participants or any of their respective associates, has any arrangement or understanding with any person with respect to any future employment by Qualcomm or its affiliates or with respect to any future transactions to which Qualcomm or any of its affiliates will or may be a party.

In the ordinary course of business, Broadcom and its subsidiaries have certain non-material arms-length commercial relationships and arrangements with Qualcomm and its subsidiaries.

D.	TRANSACTIONS IN SHARES BY PARTICIPANTS

Other than as set forth in the table below, none of Broadcom, any Broadcom Nominee or any of the Other Participants has purchased or sold within the past two years any securities of Qualcomm.

Participant	Type of Security	Date of Transaction	Number of Shares Purchased / (Sold)
Broadcom Corporation(1)	Common stock, $0.0001 par value	October 30, 2017	916,271

Mark Brazeal(2)	Common stock, $0.0001 par value	January 26, 2017	(400)
	Common stock, $0.0001 par value	June 13, 2017	60
	Common stock, $0.0001 par value	June 13, 2017	10
	Common stock, $0.0001 par value	July 5, 2017	2
	Common stock, $0.0001 par value	August 4, 2017	4

Michael Geltzeiler	Common stock, $0.0001 par value	April 28, 2017	1,000
	Common stock, $0.0001 par value	May 4, 2017	(1,000)
	Common stock, $0.0001 par value	May 11, 2017	1,000
	Common stock, $0.0001 par value	May 18, 2017	(1,000)

Ken Hao(3)	Common stock, $0.0001 par value	December 10, 2015	(3	)(4)
	Common stock, $0.0001 par value	December 14, 2015	(14	)(5)
	Common stock, $0.0001 par value	December 22, 2015	38	(5)
	Common stock, $0.0001 par value	January 11, 2016	(2	)(4)
	Common stock, $0.0001 par value	January 14, 2016	133	(5)

Participant	Type of Security	Date of Transaction	Number of Shares Purchased / (Sold)
	Common stock, $0.0001 par value	February 1, 2016	(2	)(4)
	Common stock, $0.0001 par value	February 8, 2016	43	(5)
	Common stock, $0.0001 par value	March 3, 2016	18	(4)
	Common stock, $0.0001 par value	March 10, 2016	(64	)(5)
	Common stock, $0.0001 par value	April 4, 2016	(17	)(4)
	Common stock, $0.0001 par value	April 6, 2016	6	(5)
	Common stock, $0.0001 par value	May 13, 2016	17	(4)
	Common stock, $0.0001 par value	May 20, 2016	215	(6)
	Common stock, $0.0001 par value	May 24, 2016	(233	)(4)
	Common stock, $0.0001 par value	May 24, 2016	(336	)(4)
	Common stock, $0.0001 par value	May 24, 2016	(186	)(4)
	Common stock, $0.0001 par value	May 24, 2016	(17	)(4)
	Common stock, $0.0001 par value	May 24, 2016	(223	)(4)
	Common stock, $0.0001 par value	June 6, 2016	10	(6)
	Common stock, $0.0001 par value	June 13, 2016	5	(6)
	Common stock, $0.0001 par value	June 14, 2016	10	(6)
	Common stock, $0.0001 par value	June 24, 2016	10	(6)
	Common stock, $0.0001 par value	July 1, 2016	(6	)(4)
	Common stock, $0.0001 par value	July 20, 2016	10	(6)
	Common stock, $0.0001 par value	August 17, 2016	5	(6)
	Common stock, $0.0001 par value	August 25, 2016	15	(6)
	Common stock, $0.0001 par value	August 31, 2016	30	(6)
	Common stock, $0.0001 par value	September 1, 2016	20	(6)
	Common stock, $0.0001 par value	September 16, 2016	(25	)(6)
	Common stock, $0.0001 par value	January 25, 2017	(177	)(5)

Participant	Type of Security	Date of Transaction	Number of Shares Purchased / (Sold)
	Common stock, $0.0001 par value	February 2, 2017	5	(4)
	Common stock, $0.0001 par value	March 14, 2017	125	(5)
	Common stock, $0.0001 par value	March 15, 2017	10	(4)
	Common stock, $0.0001 par value	March 24, 2017	45	(6)
	Common stock, $0.0001 par value	May 1, 2017	(10	)(4)
	Common stock, $0.0001 par value	May 3, 2017	(170	)(5)
	Common stock, $0.0001 par value	June 6, 2017	107	(5)
	Common stock, $0.0001 par value	June 6, 2017	10	(4)
	Common stock, $0.0001 par value	June 12, 2017	84	(5)
	Common stock, $0.0001 par value	July 10, 2017	54	(5)
	Common stock, $0.0001 par value	July 10, 2017	10	(4)
	Common stock, $0.0001 par value	August 23, 2017	(20	)(4)
	Common stock, $0.0001 par value	September 22, 2017	(16	)(6)
	Common stock, $0.0001 par value	October 10, 2017	(245	)(5)
	Common stock, $0.0001 par value	October 12, 2017	5	(4)
	Common stock, $0.0001 par value	November 15, 2017	15	(4)

John H. Kispert(7)	Common stock, $0.0001 par value	December 20, 2016	55
	Common stock, $0.0001 par value	December 27, 2016	5
	Common stock, $0.0001 par value	January 9, 2017	55
	Common stock, $0.0001 par value	February 15, 2017	10
	Common stock, $0.0001 par value	February 22, 2017	(125)
	Common stock, $0.0001 par value	March 28, 2017	170
	Common stock, $0.0001 par value	April 20, 2017	60
	Common stock, $0.0001 par value	May 18, 2017	55
	Common stock, $0.0001 par value	June 20, 2017	5

Participant	Type of Security	Date of Transaction	Number of Shares Purchased / (Sold)
	Common stock, $0.0001 par value	July 24, 2017	55
	Common stock, $0.0001 par value	August 25, 2017	(230)
	Common stock, $0.0001 par value	September 19, 2017	(55)

(1)	Broadcom Limited was deemed to have acquired beneficial ownership of the securities purchased on this date.
(2)	All transactions effected by a financial advisor in such financial advisor’s discretion without the knowledge of Mr. Brazeal. Transactions include shares over which Mr. Brazeal and his spouse may be deemed to share beneficial ownership.
(3)	All transactions effected by a financial advisor in such financial advisor’s discretion without the knowledge of Mr. Hao.
(4)	Transactions effected by Hao Family Capital, L.P., through which Mr. Hao is an indirect beneficial owner.
(5)	Transactions effected by Hao Family Trust u/a/d 10/12/99, through which Mr. Hao is an indirect beneficial owner.
(6)	Transactions effected by Hao Family Foundation, through which Mr. Hao may be deemed a beneficial owner as a result of his investment and voting power.
(7)	All transactions effected by the Kispert Family Trust, through which Mr. Kispert is an indirect beneficial owner.

E.	OTHER INFORMATION

Other than as set forth in Qualcomm’s documents filed with the SEC, Broadcom does not know of any change in control of Qualcomm within the last fiscal year.

F.	CERTAIN EFFECTS RELATED TO THE SOLICITATION

Recent Changes

On December 20, 2017, Qualcomm adopted the Qualcomm Incorporated Non-Executive Officer Change in Control Severance Plan (the “Severance Plan”). In addition, on December 20, 2017, Qualcomm modified the definition of “change in control” in its 2006 Long-Term Incentive Plan and 2016 Long-Term Incentive Plan (such plans, the “LTIPs”) to provide that a change in control will occur if the members of the Qualcomm Board on December 20, 2017 (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Qualcomm Board, provided that any individual subsequently becoming a director whose election, or nomination for election by Qualcomm’s shareholders was approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered as though such individual were a member of the Incumbent Board. As a direct result of Qualcomm’s amendment of the LTIPs, the election of the Broadcom Nominees to the Qualcomm Board will constitute a “change in control” unless at least a majority of the Incumbent Board takes action to approve the election of the Broadcom Nominees. A description of the protections triggered under the Severance Plan and LTIPs upon the occurrence of a “change in control” is below.

Severance Plan

All of Qualcomm’s full-time employees and part-time employees working at least 20 hours per week participate in the Severance Plan; provided that Qualcomm’s Chief Executive Officer, Executive Chairman, President and Executive Vice Presidents are not eligible to participate in the Severance Plan. As of September 24, 2017, Qualcomm employed 33,800 full-time, part-time and temporary employees.

Pursuant to the Severance Plan, if, during the two-year period following any change in control, a participant’s employment is terminated by Qualcomm without “cause” or by the participant for “good reason” (in each case, as defined in the Severance Plan), then the participant will receive, subject to a participant’s execution of a release of claims,

(i) a lump sum severance payment of a number of weeks of the participant’s base salary, based on the participant’s position and years of service as described in the sentence immediately below,

(ii) in the case of participants who are Senior Vice Presidents and Vice Presidents only, a lump sum payment of a pro rata target bonus for the year of termination,

(iii) continued payment for the cost of the participant’s premiums for health continuation coverage under COBRA for a period equal to the number of weeks of severance pay but no longer than the end of the COBRA period, and

(iv) outplacement benefits for a period of time and on a basis no less favorable than the participant would have received if he or she had terminated under a severance-qualifying termination as of immediately prior to the change in control.

For purposes of calculating the severance payment described in clause (i), the number of weeks of base salary will be

(a) in the case of Qualcomm’s Senior Vice Presidents and Vice Presidents, 16 weeks plus two weeks for each year of service of the participant, but in no event less than 52 weeks;

(b) in the case of Qualcomm’s Senior Staff through Senior Director Level Employees (Engineering, Professional and Overtime Eligible Professionals), 12 weeks plus two weeks for each year of service of the participant, but in no event less than 26 weeks;

(c) in the case of Qualcomm’s Senior through Staff Level Employees (Engineering, Professional and Overtime Eligible Professionals), eight weeks plus two weeks for each year of service of the participant, but in no event less than 16 weeks;

(d) in the case of Qualcomm’s Associate through Intermediate Level Employees (Engineering, Professional and Overtime Eligible Professionals), four weeks plus two weeks for each year of service of the participant, but in no event less than eight weeks; and

(e) in the case of all other participants, two weeks plus two weeks for each year of service of the participant, but in no event less than four weeks.

The cash severance provisions described in this paragraph apply to all participants, except that the payments described in clauses (i) and (ii) above will generally be reduced by any other severance payments or benefits such participant may receive.

The Severance Plan also provides that if a participant would be subject to the excise tax under Section 280G of the tax code, the payments will be reduced so that the participant is not subject to the tax, if such a reduction would place the participant in a better after-tax position than if the participant received the payments and paid the tax. Qualcomm can modify or terminate the Severance Plan at any time, except that no action that has the effect of reducing the rights of any employee under the Severance Plan will be effective during the one-year period following the date on which the action is taken without the written consent of the employee. In addition, no such action will be effective during a pending change in control or for the two-year period following any change in control without the written consent of the employee.

2006 Long-Term Incentive Plan and 2016 Long-Term Incentive Plan

Outstanding, unvested awards would vest if, within 24 months after the change in control, a participant in either LTIP is involuntarily terminated for any reason other than for cause or voluntarily resigns for “good reason” (as defined in the participant’s award agreements) as follows: (i) any stock options and restricted stock units held by the participant will vest in full and (ii) any unvested performance stock units held by the participant would become fully vested, with the number of shares issued prorated based on a pre-established formula described in the participant’s award agreement. Outstanding awards under the LTIPs held by Qualcomm’s non-employee directors would vest in full upon a change in control. In the Qualcomm proxy statement, Qualcomm set forth potential payments to Qualcomm’s named executive officers that would have been made in respect of their performance unit awards, performance stock units and restricted stock units had a change in control and an involuntary termination occurred on September 24, 2017, as follows: Steve Mollenkopf—$20,440,297; George S. Davis—$4,329,324; Cristiano R. Amon—$5,758,665; Paul E. Jacobs—$22,029,134; James H. Thompson—$5,438,584. For purposes of the estimates in the immediately preceding sentence, Qualcomm assumed 100% acceleration of unvested shares. Amounts may vary depending on actual performance metrics and the timing of any particular transactions and could differ in the event that awards are terminated and not assumed in connection with a transaction.

We have not independently verified if the copies of the plans and agreements discussed above in this section of Annex A titled “Certain Effects Related to the Solicitation” (collectively, the “Filed Agreements”) and publicly filed by Qualcomm with the SEC are the same as the executed copies of the Filed Agreements, and the analyses above are based on our review of Qualcomm’s public SEC filings. While we are not aware of any, there may be other agreements that may be triggered by a change in control in connection with the Proposals. The discussion of the potential impact of the Proposals is based upon our review of the Filed Agreements, Qualcomm’s Annual Report on Form 10-K for the year ended September 24, 2017, and the Qualcomm proxy statement.

ANNEX B

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT OF QUALCOMM

The following information is based solely on the Qualcomm proxy statement. The following table sets forth certain information regarding the ownership of Qualcomm common stock as of January 2, 2018 by: (i) each stockholder known to Qualcomm to have greater than a 5% ownership interest (based solely on Qualcomm’s review of Schedules 13D and 13G, and Forms 13F of stockholders who filed Schedules 13D or 13G, filed with the SEC); (ii) each of Qualcomm’s Named Executive Officers; (iii) each current director and Qualcomm nominee for director; and (iv) all of Qualcomm’s executive officers and directors as a group.

	Amount and Nature of Beneficial Ownership(1)
Name of Beneficial Owner	Number of Shares	Percent of Class
BlackRock, Inc. 55 East 52nd Street New York, NY 10055(2)	109,066,233	7.37%

Vanguard Group Inc. P.O. Box 2600, V26 Valley Forge, PA 19482-2600(3)	105,051,277	7.10%
Steve Mollenkopf(4)	442,818	*
George S. Davis(5)	111,408	*
Cristiano R. Amon(6)	125,624	*
Paul E. Jacobs(7)	1,346,806	*
James H. Thompson(8)	230,383	*
Barbara T. Alexander(9)	31,767	*
Jeffrey W. Henderson(10)	74	*
Thomas W. Horton(11)	19,663	*
Ann M. Livermore(12)	12,077	*
Harish Manwani(13)	1,772	*
Mark D. McLaughlin(14)	5,650	*
Clark T. Randt, Jr.(15)	748	*
Francisco Ros(16)	7,284	*
Anthony J. Vinciquerra(17)	2,567	*
All Executive Officers and Directors as a Group (19 persons)(18)	2,509,671	*

*	Less than 1%
(1)	The information for Qualcomm officers and directors in this table is based upon information supplied by those officers and directors to Qualcomm. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, Qualcomm believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 1,480,385,450 shares outstanding on January 2, 2018, adjusted as required by rules promulgated by the SEC.
(2)	This information is as of September 30, 2017 and based on the Schedule 13F filed with the SEC by BlackRock, Inc. on November 14, 2017.
(3)	This information is as of September 30, 2017 and based on the Schedule 13F filed with the SEC by Vanguard Group Inc. on November 14, 2017.
(4)	Includes 442,818 shares held in family trusts.
(5)	Includes 111,408 shares held in family trusts.

B-1

(6)	Includes 88,625 shares issuable upon exercise of stock options exercisable within 60 days.
(7)	Includes 712,183 shares held in personal trusts, 400,000 shares held in Grantor Retained Annuity Trusts for the benefit of Dr. Jacobs, 1,375 shares held by his spouse, and 223,678 shares held in trusts for the benefit of his children. Also includes 9,570 shares issuable upon exercise of stock options exercisable within 60 days, of which all shares are held in trusts for the benefit of his children. Dr. Jacobs disclaims all beneficial ownership for the shares held in trusts for the benefit of his children.
(8)	Includes 3,135 shares held in trusts for the benefit of his children. Also includes 153,000 shares issuable upon exercise of stock options exercisable within 60 days. Dr. Thompson disclaims all beneficial ownership for the shares held in trusts for the benefit of his children.
(9)	Includes 31,767 shares held in family trusts. Excludes 14,754 fully vested deferred stock units and dividend equivalents that settle three years after the date of grant.
(10)	Excludes 9,123 fully vested deferred stock units and dividend equivalents that settle three years after the date of grant and 787 fully vested deferred stock units and dividend equivalents that settle on March 9, 2018.
(11)	Includes 17,163 shares held jointly with his spouse and 2,500 shares issuable upon exercise of stock options exercisable within 60 days. Excludes 12,166 fully vested deferred stock units and dividend equivalents that settle three years after the date of grant.
(12)	Includes 12,077 shares held in family trusts. Excludes 4,279 fully vested deferred stock units and dividend equivalents that settle three years after the date of grant and 1,983 fully vested deferred stock units and dividend equivalents that settle on March 8, 2019.
(13)	Includes 1,772 shares held jointly with his spouse. Excludes 12,166 fully vested deferred stock units and dividend equivalents that settle three years after the date of grant.
(14)	Includes 5,650 shares held in family trusts. Excludes 6,636 fully vested deferred stock units and dividend equivalents that settle three years after the date of grant, 1,973 fully vested deferred stock units and dividend equivalents that settle on March 9, 2018, and 6,057 fully vested deferred stock units and dividend equivalents that settle upon retirement from the Board.
(15)	Includes 748 shares held jointly with his spouse. Excludes 6,029 fully vested deferred stock units and dividend equivalents that settle on March 4, 2020 and 9,123 fully vested deferred stock units and dividend equivalent shares that settle three years after the date of grant.
(16)	Excludes 12,166 fully vested deferred stock units and dividend equivalents that settle three years after the date of grant.
(17)	Includes 2,567 shares held in family trusts. Excludes 1,973 fully vested deferred stock units and dividend equivalents that settle on March 9, 2018, 885 fully vested deferred stock units and dividend equivalents that settle on January 1, 2019, 4,279 fully vested deferred stock units and dividend equivalents that settle on March 7, 2020 and 5,291 fully vested deferred stock units and dividend equivalent shares that settle upon retirement from the Board.
(18)	Includes 296,695 shares issuable upon exercise of stock options exercisable within 60 days. Excludes 108,785 fully vested deferred stock units and related dividend equivalents. Excludes shares held by Derek Aberle who is no longer employed by Qualcomm.

B-2

ANNEX C

FORM OF NOMINATION AGREEMENT

                    , 2017

Nominee:
Address:

Dear                                                      :

This letter agreement will confirm our understanding as follows:

You agree that you are willing, should Broadcom Limited (the “Company” or “we”) so elect, to become a member of a slate of nominees of the Company (the “Slate”) to stand for election as a director of Qualcomm Incorporated, a Delaware corporation (the “Target”), in connection with a proxy solicitation we are considering in respect of the 2018 annual meeting of stockholders of the Target (including any adjournment or postponement thereof or any special meeting held in lieu thereof, the “Annual Meeting”) or appointment or election by other means (the “Proxy Solicitation”). You further agree to serve as a director of the Target if so elected or appointed.

In connection with the foregoing agreements by you, the Company, irrespective of whether or not you are, in fact, elected or appointed as a director of the Target, hereby agrees to pay you, subject to this letter agreement, a one-time fee of $100,000 in cash, payable in two installments as follows: (i) $60,000 upon execution of this letter agreement, and (ii) $40,000 upon the Company or the Target publicly announcing that the Company has formally submitted your name to the Target as a nominee of the Company for the Annual Meeting (collectively, the “Fee”). If, prior to the completion of the Proxy Solicitation (other than if the Company withdraws its proxy statement with respect to the Proxy Solicitation (the “Proxy Statement”) or otherwise determines not to proceed with the Proxy Solicitation following the filing of the Proxy Statement with the U.S. Securities and Exchange Commission (the “SEC”), in which case you will be entitled to the entire Fee), you voluntarily withdraw from serving as a Company nominee or otherwise refuse to serve as a director of the Target upon election or appointment thereto, you shall reimburse to the Company the full amount of the Fee, to the extent received prior to such date, and in such event you will no longer be eligible to receive any further installments of the Fee.

In addition, the Company hereby agrees that for the period starting from the date of this letter agreement and ending at the earlier of (i) your election as a director of the Target and (ii) the date you have been notified by the Company that it will not commence the Proxy Solicitation or has abandoned the Proxy Solicitation, or will not include you in the Slate or that the requisite number of votes for your election as a director of the Target has not been obtained, the Company will promptly reimburse you for all reasonable and customary out-of-pocket expenses necessary to perform your responsibilities as a nominee, up to an aggregate maximum amount of $10,000, in addition to reasonable expenses for travel requested by us in connection with the Proxy Solicitation.

You understand that it may be difficult, if not impossible, to replace a nominee who, such as yourself, has agreed to serve on the Slate if such nominee later changes his or her mind and determines not to serve on the Slate and, if elected, to serve as a director of the Target. Accordingly, the Company is relying upon your agreement to stand for election and serve on the Slate and, if elected, to serve as a director of the Target. In that connection, you are being supplied with a questionnaire (the “Questionnaire”) in which you will be asked to provide the Company with information necessary for the Company to make appropriate disclosure to the Target and to use in creating the proxy materials to be sent to Target stockholders and to be filed with the SEC. You agree that (i) you will concurrently with your execution of this letter agreement complete, sign and deliver to the Company the Questionnaire, (ii) your responses in the Questionnaire will be true, complete and correct in all respects and that you will promptly inform the Company if you become aware of any changes that should be made to your responses as a result of any subsequent development and (iii) you will provide any additional information as may be requested by the Company. In addition, you agree that, concurrently with your execution of this letter agreement, you will execute and return to the Company the attached instrument, in the form attached hereto as Exhibit A, confirming your consent to being nominated by the Company for election as a director of the Target and, if elected, to serve as a director of the Target. Upon being notified that we have chosen you as a member of the Slate, we may forward such consent and your completed Questionnaire (or summaries thereof) to the Target, and we may at any time, in our discretion, disclose such information, as well as the existence and contents of this letter agreement. Furthermore, you understand that we may elect, at our expense, to conduct a background and reference check on you, and you agree to complete and execute any necessary authorization forms or other documents required in connection therewith.

In consideration of your agreement as set forth above and to the extent permitted by applicable law, the Company hereby agrees that, so long as you actually serve on the Slate, the Company will defend, indemnify and hold you harmless from and against any and all losses, claims, damages, penalties, judgments, awards, settlements, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys’ fees, costs, expenses and disbursements) incurred by you in the event that (a) you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof relating to your role as a nominee for director of the Target on the Slate (a “Proceeding”), (b) you are called to testify or give a deposition in any Proceeding (whether or not you are a party or are threatened to be made a party to such Proceeding), or (c) otherwise arising from or in connection with or relating to the Proxy Solicitation, including, in each case, the advancement to you of all reasonable attorneys’ costs and expenses incurred by you in connection with any Proceeding. Your right of indemnification hereunder shall continue (i) in the event that the Company determines to withdraw the Slate or remove you from the Slate and (ii) after the election has taken place but only for events that occur prior to such election and subsequent to the date hereof. Notwithstanding anything in this letter agreement to the contrary, the Company is not indemnifying you for any action taken by you or on your behalf which occurs prior to the date hereof or subsequent to the Annual Meeting or such earlier time as you are no longer a nominee of the Slate for election to the Target’s Board of Directors or for any action taken by you as a director of the Target, if you are elected. Nothing herein shall be construed to provide you with indemnification (I) in the event you are found to have engaged in a violation of any provision of federal, state or international law in connection with the Proxy Solicitation, (II) if you acted in bad faith or in a manner that constitutes gross negligence or willful misconduct or (III) if you provided false or misleading information, or omitted material information, in the Questionnaire or otherwise in connection with the Proxy Solicitation.

Promptly after receipt by you of notice of any such claim, or threatened claim, or the commencement (or threatened commencement) of any Proceeding in respect of which indemnification may be sought as provided above, you must promptly notify the Company, in writing by personal delivery, email transmission or overnight mail of the receipt of any such notice or commencement of any such Proceeding. Any such notice should be sent to the following address: Broadcom Corporation, 1320 Ridder Park Drive, San Jose, California 95131; Attention: Chief Legal Officer, email: mark.brazeal@broadcom.com; provided, that the failure to so notify the Company shall not limit your rights to indemnification hereunder, except to the extent that the Company is actually prejudiced thereby. With respect to any such claim or Proceeding, the Company shall be entitled to participate therein and, to the extent the Company so determines, to assume and control your defense with counsel chosen by the Company; provided, however, that if the defendants in any such action include both you and the Company and if you have been advised by counsel that there may be one or more legal defenses available to you that are different from or additional to those available to the Company (a “Conflict Situation”), you will have the right to elect up to one (1) separate counsel reasonably satisfactory to the Company to participate in the defense of such action on your behalf. Notwithstanding, but in furtherance of, the foregoing, in the event of a Conflict Situation, you and other persons who are (or were) Company nominees for directors of the Target involved in said matter shall share such one (1) counsel (unless you have been advised by counsel that there may be one or more legal defenses available to you that are different from or additional to those available to any of such other persons). The Company shall not be responsible for any settlement of any claim or Proceeding against you covered by this indemnity without the Company’s prior written consent. The Company shall have the right to settle any such claim or Proceeding without your consent; provided that the Company may not enter into any settlement of any such claim or Proceeding without your consent, unless such settlement includes (i) no admission of liability or guilt by you and (ii) a release of you from any and all liability in respect of such claim.

Each of us recognizes that should you be elected to the Board of Directors of the Target, all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duty to the Target and to the stockholders of the Target and, as a result, that there is and can be, no agreement between you and the Company that governs the decisions that you will make as a director of the Target. You agree that, if elected, you will exercise your independent judgment in all matters before the Target Board of Directors in accordance with your fiduciary duties.

Notwithstanding anything in this letter agreement to the contrary, the Company is not obligated to nominate you as a director of the Target. Unless terminated earlier, this letter agreement shall expire at the earlier of (i) your election as a director of the Target and (ii) the date you have been notified by the Company that it will not commence the Proxy Solicitation or has abandoned the Proxy Solicitation, or will not include you in the Slate or that the requisite number of votes for your election as a director of the Target has not been obtained.

This letter agreement sets forth the entire agreement between the Company and you as to the subject matter contained herein, and cannot be amended, modified or terminated, except by a writing executed by the Company and you. This letter agreement shall be governed by the laws of the State of New York, without giving effect to principles of conflicts of law. Each party hereby irrevocably and unconditionally submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any New York State court located in the Borough of Manhattan in the State of New York for any action, suit or proceeding arising out of or relating to this letter agreement, and each party hereby irrevocably and unconditionally agrees not to commence any such action, suit or proceeding except, in such courts, and waives any objection to the laying of venue of any such action, suit or proceeding in any such court.

[Signature page follows]

Please indicate your agreement with the foregoing by signing in the space provided below, whereupon this letter agreement will become a binding agreement between us.

Very truly yours,

COMPANY: BROADCOM LIMITED

By:
Name:
Title:

Accepted and Agreed as of the date first above written:

Name:

Exhibit A

CONSENT OF NOMINEE

The undersigned understands that Broadcom Limited and Broadcom Corporation (collectively, the “Company”) intend to nominate the undersigned for election to the Board of Directors of Qualcomm Incorporated, a Delaware corporation (the “Target”), pursuant to a solicitation of proxies from Target stockholders.

The undersigned hereby consents to become a nominee of the Company for the Board of Directors of the Target to be elected pursuant to a solicitation of proxies from Target stockholders, to be named in the Company’s proxy solicitation materials as such and to serve as a director of the Target if elected.

Name:

ANNEX D

FORM OF NON-DISCLOSURE AGREEMENT

This agreement (“Agreement”) is between                     , an individual residing at                      (“Recipient”), and a company (the “Company”) set forth on the signature page hereto, and shall become effective as of                     , 2017.

WHEREAS, the Recipient is being considered as a possible nominee of the Company to serve on the Board of Directors (the “Board”) of a company listed on a U.S. securities exchange to be identified to you following an initial screening process (“Target”);

WHEREAS, in order to facilitate discussions regarding the consideration of Recipient for nomination to Target’s Board, the Recipient may receive certain confidential, proprietary and/or non-public information pertaining to the Company (including information about the Target provided by or on behalf of the Company) and a potential proxy contest, exchange offer, or other transaction between the Company and Target (“Potential Transaction”), which the Company desires to protect against unauthorized disclosure; and

NOW THEREFORE, in consideration of the covenants herein contained, the parties agree as follows:

1. As used herein, “Proprietary Information” means any information regarding the Company’s plans (including with respect to the Target), prospects, businesses, financial condition, operations, assets and liabilities and any notes, records or other documents and materials that contain, reflect, are based on or are generated from any such information, including any information about the Target that has been or may be provided or made available to Recipient by the Company or any of its directors, officers, employees, agents, advisors or other representatives (“Representatives”) orally, in writing, electronically or otherwise. “Proprietary Information” shall also include the identity of the Company and the Target and any information regarding a Potential Transaction (including, without limitation, that you are being considered for, or may become, a nominee of the Company, the existence or terms of this Agreement or any other arrangements or discussions between you and the Company or its Representatives, and the status of any such Potential Transaction) that has been or may be provided or made available to Recipient by the Company or any of its Representatives orally, in writing, electronically or otherwise. However, “Proprietary Information” shall not include any information that becomes generally available to the public other than as a result of any breach of Recipient’s obligations under this Agreement.

2. Recipient will not disclose any Proprietary Information in any manner whatsoever, without the prior written approval of or waiver by the Company.

3. The obligations imposed by this Agreement will not apply with respect to any Proprietary Information required to be disclosed by Recipient pursuant to an order of a court of competent jurisdiction or if otherwise required to be disclosed by applicable law so long as the Recipient promptly notifies the Company of such order to allow the Company to contest such disclosure. For the avoidance of doubt, should Recipient be elected to the Board, nothing herein shall prohibit Recipient from complying with its fiduciary duties to the Target and its stockholders.

4. Recipient acknowledges that it is aware that applicable United States securities laws prohibit any person who has material nonpublic information about a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

5. Recipient agrees that the Company shall be entitled to equitable relief, including injunctive relief and specific performance, in the event of any breach of the provisions of this Agreement.

D-1

6. This Agreement shall be governed by the laws of the State of New York, without giving effect to principles of conflicts of law. Each party hereby irrevocably and unconditionally submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any New York State court located in the Borough of Manhattan in the State of New York for any action, suit or proceeding arising out of or relating to this Agreement, and each party hereby irrevocably and unconditionally agrees not to commence any such action, suit or proceeding except in such courts, and waives any objection to the laying of venue of any such action, suit or proceeding in any such court.

7. Any amendments to this Agreement must be in writing and executed by authorized representatives of each party.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto:

Recipient:		Company: BROADCOM LIMITED

By:	Signature	By:	Name: Title: Company:

Print Name

D-2

FORM OF BLUE PROXY CARD

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

We encourage you to take advantage of Internet or telephone voting.

Both are available 24 hours a day, 7 days a week.

Internet and telephone voting is available through 11:59 p.m., Eastern Time, on March 5, 2018.

VOTE BY INTERNET	WWW.FCRVOTE.COM/QCOM

Use the Internet to transmit your voting instructions until 11:59 p.m., Eastern Time, on March 5, 2018. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

OR

VOTE BY TELEPHONE	1-866-892-1604
Use any touch-tone telephone to transmit your voting instructions until 11:59 p.m., Eastern Time, on March 5, 2018. Have your proxy card in hand when you call and then follow the instructions.

OR

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided to: First Coast Results, Inc., P.O. Box 3672, Ponte Vedra Beach, FL 32004-9911.

If you vote your proxy by Internet or by telephone, you do NOT need to mail back your proxy card. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

CONTROL NUMBER

    If submitting a proxy by mail, please sign and date the card below and fold and detach card at perforation before mailing.

QUALCOMM INCORPORATED	BLUE PROXY CARD

BROADCOM RECOMMENDS THAT YOU VOTE “FOR ALL” OF THE BROADCOM NOMINEES SET FORTH IN PROPOSAL 1:

Proposal 1.	Broadcom’s Proposal to Elect Directors.

Nominees:	(1) Samih Elhage	(3) Michael S. Geltzeiler	(5) David G. Golden	(7) Julie A. Hill	(9) Gregorio Reyes	(11) Harry L. You

	(2) Raul J. Fernandez	(4) Stephen J. Girsky	(6) Veronica M. Hagen	(8) John H. Kispert	(10) Thomas S. Volpe

	FOR ALL ☐	WITHHOLD ALL ☐	FOR ALL EXCEPT THE BROADCOM NOMINEE(S) WRITTEN BELOW ☐

NOTE: To withhold authority to vote for any individual nominee(s), mark the For All Except box and write in the name of nominee(s) on the line below.

In the event that (1) Qualcomm purports to increase the number of directorships; (2) Qualcomm makes or announces any changes to the Amended and Restated Bylaws (the “Bylaws”) or takes or announces any other action that purports to have, or if consummated would purport to have, the effect of disqualifying any of the Broadcom Nominees and/or (3) any of the Broadcom Nominees is unable or becomes unwilling for any reason to serve as a director of Qualcomm, Broadcom will use this proxy to vote for one or more of Marc E. Jones, Jonathan R. Macey, Patrice E. Merrin, or Lloyd G. Trotter, in Broadcom’s discretion, in addition to the Broadcom Nominees or in place of such Broadcom Nominee, as applicable.

BROADCOM RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 2:
Proposal 2. To approve Broadcom’s proposal to amend Qualcomm’s Bylaws to undo any amendment to the Bylaws adopted without stockholder approval up to and including the date of the Annual Meeting that changes the Bylaws in any way from the version that was publicly filed with the Securities and Exchange Commission on July 15, 2016.	FOR ☐	AGAINST ☐	ABSTAIN ☐

BROADCOM RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 3:
Proposal 3. To ratify the selection of PricewaterhouseCoopers LLP as Qualcomm’s independent public accountants for the fiscal year ending September 30, 2018.	FOR ☐	AGAINST ☐	ABSTAIN ☐

BROADCOM MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 4:
Proposal 4. To approve, on an advisory basis, compensation paid to Qualcomm’s named executive officers.	FOR ☐	AGAINST ☐	ABSTAIN ☐

BROADCOM MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 5:
Proposal 5. To approve an amendment to Qualcomm’s 2001 Employee Stock Purchase Plan.	FOR ☐	AGAINST ☐	ABSTAIN ☐

BROADCOM RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 6:
Proposal 6. To approve an amendment to Qualcomm’s Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”) to eliminate certain supermajority provisions relating to removal of directors.	FOR ☐	AGAINST ☐	ABSTAIN ☐

BROADCOM RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 7:
Proposal 7. To approve an amendment to the Certificate of Incorporation to eliminate certain supermajority provisions relating to amendments and obsolete provisions.	FOR ☐	AGAINST ☐	ABSTAIN ☐

BROADCOM RECOMMENDS THAT YOU VOTE “FOR” PROPOSAL 8:
Proposal 8. To approve an amendment to the Certificate of Incorporation to eliminate provisions requiring a supermajority vote for certain transactions with interested stockholders.	FOR ☐	AGAINST ☐	ABSTAIN ☐

Please sign exactly as your name(s) is (are) shown on the share certificate to which the proxy applies. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.
Date

Signature (Capacity)

Signature (If jointly held)

PLEASE SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

YOUR VOTE IS IMPORTANT!

SIGN, DATE AND MAIL YOUR BLUE PROXY TODAY, UNLESS

YOU HAVE VOTED BY INTERNET OR TELEPHONE.

IF YOU HAVE NOT VOTED BY INTERNET OR TELEPHONE, PLEASE DATE, MARK, SIGN AND RETURN THIS BLUE PROXY PROMPTLY. YOUR VOTE MUST BE RECEIVED NO LATER THAN THE DATE OF THE ANNUAL MEETING, TO BE INCLUDED IN THE VOTING RESULTS.

The proxy statement, as well as other proxy materials distributed by the participants, are available free of charge online at www.avgo-qcom.com.

(CONTINUED AND TO BE SIGNED AND DATED ON THE REVERSE SIDE)

    If submitting a proxy by mail, please sign and date the card below and fold and detach card at perforation before mailing.

QUALCOMM INCORPORATED	BLUE PROXY CARD

ANNUAL MEETING OF STOCKHOLDERS

MARCH 6, 2018

THIS PROXY IS SOLICITED ON BEHALF OF BROADCOM LIMITED AND BROADCOM CORPORATION (COLLECTIVELY “BROADCOM”) AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF QUALCOMM INCORPORATED

The undersigned hereby appoints Thomas H. Krause Jr. and Mark Brazeal, and each of them, with full power of substitution, as proxies for the undersigned and authorizes them to represent and vote, as designated, all of the shares of common stock of Qualcomm Incorporated, a Delaware corporation (“Qualcomm”), that the undersigned would be entitled to vote if personally present at the 2018 Annual Meeting of Stockholders of Qualcomm, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the “Annual Meeting”).

If this proxy is signed and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, this proxy will be voted, on Proposal 1, “FOR” the election of Samih Elhage, Raul J. Fernandez, Michael S. Geltzeiler, Stephen J. Girsky, David G. Golden, Veronica M. Hagen, Julie A. Hill, John H. Kispert, Gregorio Reyes, Thomas S. Volpe and Harry L. You (except your proxy will not be voted for the election of any candidate(s) whose name(s) is written on the line provided under Proposal 1), on Proposal 2, “FOR,” on Proposal 3, Proposal 6, Proposal 7 and Proposal 8, “FOR,” and on Proposal 4 and Proposal 5, “ABSTAIN,” and as otherwise set forth in this proxy. The proxies will also vote on such other matters as may properly come before the Annual Meeting as Broadcom may recommend or otherwise in the proxies’ discretion.

This proxy revokes all prior proxies given by the undersigned with respect to the matters covered hereby.

CONTINUED, AND TO BE SIGNED AND DATED ON THE REVERSE SIDE.